Exhibit 99.1

Rogers Communications Reports Fourth Quarter 2005 Results and Issues Full Year 2006
Financial and Operating Guidance

Quarterly Consolidated Revenue up 35.4% While Operating Profit Before Integration
Expenses Grows 20.1%;

2006 Guidance for Continued Double Digit Revenue and Operating Profit Growth

TORONTO (February 9, 2006) - Rogers Communications Inc. today announced its consolidated financial and operating results for the fourth quarter ended December 31, 2005.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

Three Months Ended December 31,	2005	2004	% Change
Operating revenue	2,120,162	1,566,317	35.4
Operating profit (1)	513,517	450,520	14.0
Loss	(66,713)	(29,074)	129.5
Loss per share - basic and diluted	(0.22)	(0.12)	83.3

Twelve Months Ended December 31,	2005	2004	% Change
Operating revenue	7,482,154	5,608,249	33.4
Operating profit (1)	2,143,569	1,734,141	23.6
Loss	(44,658)	(67,142)	(33.5)
Loss per share - basic and diluted	(0.15)	(0.28)	(46.4)

(1)
Operating profit includes integration expenses of $32.9 million and $66.5 million for the three and twelve months ended December 31, 2005, respectively. Excluding these integration expenses, operating profit would have been $546.4 million and $2,210.0 million for the three and twelve months ended December 31, 2005, respectively. Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation of Operating Profit to Net Loss for the Period” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP and the “Key Performance Indicators and Non-GAAP Measures” section.

Highlights of the fourth quarter of 2005 include the following:

•
Operating revenue increased 35.4% for the quarter, with all four operating companies contributing to the year-over-year growth, including 35.0% growth at Rogers Wireless Inc. (“Wireless”), 8.0% growth at Rogers Cable Inc. (“Cable”), 12.8% growth at Rogers Media Inc. (“Media”) and the inclusion of $211.2 million at Rogers Telecom Holdings Inc. (“Telecom”, formerly Call-Net Enterprises Inc.) which was acquired July 1, 2005.

•
Consolidated quarterly operating profit grew 14.0% year-over-year, with 36.6% growth at Wireless, 1.7% growth at Cable, a 29.3% decline at Media and the inclusion of $22.9 million at Telecom. Excluding integration expenses, consolidated quarterly operating profit

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growth would have been 20.1% and Wireless quarterly operating profit growth would have been 45.4%.

•
Wireless ended the quarter with a total of 6,168,000 retail wireless voice and data subscribers, reflecting postpaid net additions in the quarter of 202,600 and prepaid net additions of 13,700. Monthly postpaid churn decreased year-over-year to 1.57%.

•	The Fido integration was essentially completed with the two GSM networks now fully integrated and all postpaid and prepaid retail Fido subscribers migrated onto the Wireless billing platforms.

•
Excluding integration expenses, quarterly operating profit on a pro forma basis would have increased by 19.1% on a consolidated basis and 41.5% at Wireless. On a pro forma basis, quarterly operating revenue increased by 14.7% on a consolidated basis and by 23.6% at Wireless, while quarterly operating profit increased by 13.0% on a consolidated basis and by 32.8% at Wireless.

•
Adjusted for the change in subscriber deactivation practices, during the quarter, Cable experienced an increase of 62,200 Internet subscribers, 73,200 digital cable subscribers (households), 8,000 basic cable subscribers and 29,800 cable telephony subscribers. Cable continued to expand the availability of its Home Phone voice-over-cable telephony service and closed the quarter with 47,900 subscribers.

•
On October 24, 2005, we issued to Microsoft Corporation (“Microsoft”) 17,142,857 shares of our Class B Non-Voting stock at the exercise price of $35 per share associated with Microsoft’s conversion of the $600 million aggregate principal amount of 5½% Convertible Preferred Securities due August 2009.

•
On December 2, 2005, Cable redeemed US$113.7 million aggregate principal amount of its 11% Senior Subordinated Guaranteed Debentures due 2015, at a redemption price of 105.5% of the aggregate principal amount.

•
On December 14, 2005, in recognition of the Company's improving financial performance and solid strategic positioning, our Board of Directors approved a 50% increase in the annual dividend to $0.15 per share, paid semi-annually. Immediately thereafter, the Board declared a semi-annual dividend of C$0.075 per share on each outstanding RCI Class B Non-Voting share and RCI Class A Voting share, which was paid on January 6, 2006 to shareholders of record on December 28, 2005.

“Rogers ended 2005 with strong financial and operating results reflecting focused execution and the continued healthy demand for wireless, cable, high-speed Internet and telephony services in the markets it serves," said Ted Rogers, President and CEO of Rogers Communications. "As I reflect on 2005, I am especially pleased with the progress that was made on the integration of our strategic wireless and telephony acquisitions, the launch of our telephony services, and the deleveraging of our balance sheet, while at the same time continuing to deliver solid results in our core businesses. As we enter 2006, we remain committed to disciplined execution of profitable growth while continuing to deploy unique and innovative products and services that help our customers stay informed, in touch and entertained.”

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This press release including unaudited financial results should be read in conjunction with our 2004 Annual MD&A and our 2004 Annual Audited Consolidated Financial Statements and Notes thereto, as well as our 2005 quarterly interim financial and other recent securities filings available on SEDAR at www.sedar.com. As this press release includes forward-looking statements and assumptions, readers should carefully review the sections of this release entitled ‘Caution Regarding Forward-Looking Statements’ and ‘Material Assumptions and Risks That Could Affect Our Business’.

In this release, the terms “we”, “us”, “our”, and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following four segments:

•
“Wireless”, which refers to our wholly owned subsidiary Rogers Wireless Communications Inc. and its subsidiaries (“RWCI”), including Rogers Wireless Inc. and its subsidiaries (“RWI”), and Fido Inc. and its subsidiaries (“Fido”);

•	“Cable”, which refers to our wholly owned subsidiary Rogers Cable Inc. and its subsidiaries;

•
“Telecom”, which refers to our wholly owned subsidiary Rogers Telecom Holdings Inc., formerly Call-Net Enterprises Inc. (“Call-Net”), and its subsidiaries, which we acquired on July 1, 2005. Effective from the acquisition date, the results of Telecom are consolidated with those of the Company; and

•	“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries.

“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.

Throughout this release, all amounts appear in Canadian dollars unless otherwise indicated, and percentage changes are calculated using numbers rounded to the decimal to which they appear.

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SUMMARY CONSOLIDATED FINANCIAL RESULTS

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In millions of dollars, except margin)	2005	2004	% Chg	2005	2004	% Chg
Operating revenue
Wireless	$1,098.4	$813.6	35.0	$4,006.6	$2,783.5	43.9
Cable	549.3	508.4	8.0	2,067.7	1,945.7	6.3
Media	300.0	266.0	12.8	1,097.2	956.9	14.7
Telecom	211.2	-	-	423.9	-	-
Corporate items and eliminations	(38.7)	(21.7)	(78.3)	(113.2)	(77.9)	(45.3)
Total	$2,120.2	$1,566.3	35.4	$7,482.2	$5,608.2	33.4

Operating expenses, including integration expenses (1)
Wireless	$805.9	$599.5	34.4	$2,669.5	$1,833.1	45.6
Cable	355.0	317.4	11.8	1,349.1	1,237.0	9.1
Media	261.0	210.8	23.8	969.4	841.5	15.2
Telecom	188.3	-	-	378.0	-	-
Corporate items and eliminations	(3.5)	(11.9)	70.6	(27.4)	(37.6)	27.1
Total	$1,606.7	$1,115.8	44.0	$5,338.6	$3,874.0	37.8

Operating profit, after integration expenses (1) (2)
Wireless	$292.5	$214.1	36.6	$1,337.1	$950.4	40.7
Cable	194.3	191.0	1.7	718.6	708.7	1.4
Media	39.0	55.2	(29.3)	127.8	115.4	10.7
Telecom	22.9	-	-	45.9	-	-
Corporate items and eliminations	(35.2)	(9.8)	-	(85.8)	(40.3)	(112.9)
Total	$513.5	$450.5	14.0	$2,143.6	$1,734.2	23.6

Other income and expense, net (3)	580.2	479.6	21.0	2,188.2	1,801.3	21.5
Loss	$(66.7)	$(29.1)	129.2	$(44.6)	$(67.1)	33.5

Additions to property, plant and equipment (2)
Wireless (4)	$205.1	$133.4	53.7	$584.9	$439.2	33.2
Cable	204.9	243.3	(15.8)	676.2	587.9	15.0
Media	11.7	4.2	178.6	39.6	20.3	95.1
Telecom	5.3	-	-	37.4	-	-
Corporate items and eliminations	3.0	6.0	(50.0)	15.6	7.6	-
Total	$430.0	$386.9	11.1	$1,353.7	$1,055.0	28.3

(1)
Operating expenses and operating profit includes one-time integration expenses of $32.9 million and $66.5 million for the three and twelve months ended December 31, 2005, respectively. Excluding these integration expenses, operating profit would have been as follows:

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Operating profit, excluding integration expenses
Wireless	$317.7	$218.5	45.4	$1,390.7	$954.8	45.7
Cable	194.3	191.0	1.7	718.6	708.7	1.4
Media	39.0	55.2	(29.3)	127.8	115.4	10.7
Telecom	25.2	-	-	50.5	-	-
Corporate items and eliminations	(29.8)	(9.8)	204.1	(77.6)	(40.3)	92.6
Total operating profit, excluding integration expenses	$546.4	$454.9	20.1	$2,210.0	$1,738.6	27.1

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(3)	See the “Reconciliation of Operating Profit to Net Loss for the Period” section for details of these amounts.
(4)
Wireless additions to property, plant and equipment (“PP&E”) include one-time capital expenditures related to Fido integration of $31.0 million and $92.5 million for the three and twelve months ended December 31, 2005, respectively. Excluding these integration expenditures, Wireless additions to PP&E would have been $174.1 million and $492.4 million for the three and twelve months ended December 31, 2005, respectively.

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For discussions of the results of operations of each of these segments, refer to the respective segment sections of this release below.

Reconciliation of Operating Profit to Net Loss for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit to the net loss for the period as defined under Canadian GAAP. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with tables in the Supplemental Information section titled “Segmented Information”.

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Operating profit (1)	$513.5	$450.5	14.0	$2,143.6	$1,734.2	23.6
Depreciation and amortization	(400.7)	(340.1)	17.8	(1,478.0)	(1,092.6)	35.3
Operating income	112.8	110.4	2.2	665.6	641.6	3.8
Interest on long-term debt	(166.2)	(176.3)	(5.7)	(710.1)	(576.0)	23.3
Foreign exchange gain (loss)	(3.6)	21.0	-	35.5	(67.6)	-
Change in the fair value of derivative instruments	1.8	(1.3)	-	(25.2)	26.8	-
Loss on repayment of long-term debt	(10.2)	(7.9)	-	(11.2)	(28.2)	(60.3)
Other income (expense)	(9.0)	26.0	-	3.0	19.3	(84.5)
Income tax reduction (expense)	7.7	4.9	-	(2.2)	(3.4)	(35.3)
Non-controlling interest	-	(5.9)	-	-	(79.6)	-
Loss for the period	$(66.7)	$(29.1)	129.2	$(44.6)	$(67.1)	33.5

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” sections.

Depreciation and Amortization Expense

The increase in depreciation and amortization during the three months ended December 31, 2005 compared to the corresponding period in 2004, is primarily due to the increase in the amortization of intangible assets which arose on the acquisition of Call-Net in the third quarter of 2005 and the acquisitions of Fido and the minority interests in Wireless in the fourth quarter of 2004. Amortization of intangibles totalled approximately $99.0 million in the three months ended December 31, 2005 compared to approximately $49.4 million in the corresponding period in 2004.

Operating Income

Our consolidated operating income of $112.8 million for the three months ended December 31, 2005 increased 2.2%, as compared to the corresponding period of 2004 due to the growth in Wireless and the inclusion of Telecom, offset by one-time integration expenses of $32.9 million and the increase in the amortization of intangibles assumed on acquisition.

Interest on Long-Term Debt

Interest expense of $166.2 million in the three months ended December 31, 2005 decreased by $10.1 million, compared to the corresponding period in 2004. This decrease was mainly due to a decrease in the weighted average interest rate for the three months ended December 31, 2005 compared to the corresponding period of 2004. The increased percentage of lower cost floating rate debt resulted from drawdowns under our bank credit facilities.

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Foreign Exchange Gain (Loss)

The $3.6 million foreign exchange loss in the three month period ended December 31, 2005 was primarily a result of the weakening of the Canadian dollar relative to that of the U.S. dollar from an exchange rate of $1.1611 as at September 30, 2005 to a rate of $1.1659 as at December 31, 2005 and the effect of this weakening on the US$726.9 million of long-term debt which is not hedged for accounting purposes. Conversely, the foreign exchange gain of $21.0 million in the fourth quarter of 2004 primarily reflected a strengthening of the Canadian dollar from an exchange rate of $1.2639 as at September 30, 2004 to a rate of $1.2036 as at December 31, 2004 and the impact on the portion of U.S. dollar-denominated debt that was not hedged for accounting purposes.

Change in Fair Value of Derivative Instruments

For the three months ended December 31, 2005, the gain of $1.8 million was a result of the weakening of the Canadian dollar relative to that of the U.S. dollar as described above and the resulting change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges. Conversely, for the three months ended December 31, 2004, the strengthening of the Canadian dollar as described above resulted in a loss of $1.3 million due to the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges.

Loss on Repayment of Long-Term Debt

During the three months ended December 31, 2005, Cable redeemed US$113.7 million of its 11% Senior Subordinated Guaranteed Debentures due 2015. Cable’s loss on redemption was $9.8 million including the premium on redemption as well as the write-off of the related deferred financing costs and deferred transitional loss. In the corresponding quarter in 2004, we wrote off related deferred financing costs of $7.9 million incurred in connection with the establishment and subsequent permanent repayment of $1,750 million bridge credit facility during the quarter in connection with our acquisition of certain interests in Wireless.

Other Income (Expense)

Other expenses of $9.0 million for three months ended December 31, 2005 include other equity income and losses from investments, gains on the sale of investments and writedowns required to reflect the other than temporary declines in the values of certain investments. The other income in the fourth quarter of 2004 includes investment income as well as a $8.9 million gain realized on the exchange of Cogeco Cable Inc. shares for shares of Cogeco Inc., and a $7.4 million dilution associated with stock option exercises at Wireless.

Income Tax Reduction (Expense)

The $7.7 million income tax reduction for the three months ended December 31, 2005 consists primarily of a current income tax expense of $0.9 million and the recognition of $8.6 million of future income tax benefits.

The current income tax expense of $0.9 million and the current income tax reduction of $4.9 million for the three months ended December 31, 2005 and 2004, respectively, consisted

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primarily of the Federal Large Corporations Tax. However, the 2004 balance also included a recovery of income taxes in respect of prior years.

In the fourth quarter of 2005, we determined it is more likely than not that we would realize the benefit of a portion of our future tax assets, which consist primarily of non-capital loss carryforwards. Accordingly, a future tax asset of $460.4 million was recognized. Since the majority of the future tax assets recognized relate to income tax assets of acquired entities, primarily Fido, the benefit was reflected as a reduction of goodwill in the amount of $451.8 million. The $8.6 million balance of the benefit was recorded as a future income tax reduction.

Non-Controlling Interest

Non-controlling interest in 2004 represented the portion of Wireless’ income attributable to its minority shareholders prior to our acquisition of the minority interests in the fourth quarter of 2004.

Net Loss and Loss per Share

We recorded a net loss of $66.7 million for the three months ended December 31, 2005, or basic loss per share of $0.22 (diluted - $0.22), compared to a net loss of $29.1 million or basic loss per share of $0.12 (diluted - $0.12) in the corresponding period of 2004. While we experienced growth in operating profit, a deferred income tax recovery, and lower interest expense during the three months ended December 31, 2005 relative to the corresponding period in 2004, the increased loss was due to one-time integration expenses, the amortization of intangibles assumed on acquisition and the fact that the prior year’s quarter reflects foreign exchange gains and other income totalling $47.0 million.

BASIS OF PRO FORMA INFORMATION

Certain financial and operating data information in this release has been prepared on a pro forma basis as if the transactions relating to Wireless and Fido, as described in our 2004 Annual MD&A, had occurred on January 1, 2003, and as if the acquisition of Telecom as described in this release, had occurred on January 1, 2004. Such information is based on our historical financial statements, the historical financial statements of Fido and Telecom, and the accounting for the respective business combinations.

Although we believe this presentation provides certain relevant contextual and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the transactions had occurred on January 1, 2003, in the case of Wireless and Fido, and on January 1, 2004 in the case of Telecom, nor does it purport to project the results of operations for any future period.

This pro forma information reflects, among other things, adjustments to Fido and Telecom’s historically reported financial information to conform it to our accounting policies, the impacts of purchase accounting, and the impact of amortizing the deferred compensation expense arising on the exchange of employee stock options in RWCI into stock options to acquire Class B Non-Voting shares of RCI. The pro forma adjustments are based upon certain estimates and

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assumptions that we believe are reasonable. Accounting policies used in the preparation of these statements are those disclosed in our 2004 Annual Audited Consolidated Financial Statements and Notes thereto.

Certain tables in the sections below titled ‘Wireless Operating and Financial Results (Pro Forma)’, ‘Wireless Revenues and Subscribers (Pro Forma)’, ‘Telecom Operating and Financial Results (Pro Forma)’, ‘Telecom Subscribers (Pro Forma)’ present selected unaudited pro forma information.

OPERATING SEGMENT REVIEW

WIRELESS

Wireless Operating and Financial Results (Actual)

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In millions of dollars, except margin)	2005	2004	% Chg	2005	2004	% Chg
Operating revenue
Postpaid (voice and data)	$917.4	$682.6	34.4	$3,383.5	$2,361.1	43.3
Prepaid	53.2	41.5	28.2	209.6	116.7	79.6
One-way messaging	4.4	5.8	(24.1)	19.6	24.5	(20.0)
Network revenue	975.0	729.9	33.6	3,612.7	2,502.3	44.4
Equipment sales	123.4	83.7	47.4	393.9	281.2	40.1
Total operating revenue	1,098.4	813.6	35.0	4,006.6	2,783.5	43.9

Operating expenses (1)
Cost of equipment sales	243.2	170.8	42.4	773.2	509.6	51.7
Sales and marketing expenses	193.5	159.3	21.5	603.8	444.4	35.9
Operating, general and administrative expenses	344.0	265.0	29.8	1,238.9	874.7	41.6
Integration expenses (2)	25.2	4.4	-	53.6	4.4	-
Total operating expenses	805.9	599.5	34.4	2,669.5	1,833.1	45.6

Operating profit (1)	292.5	214.1	36.6	1,337.1	950.4	40.7

Operating profit margin as % of network revenue (1)	30.0%	29.3%		37.0%	38.0%

Additions to property, plant and equipment ("PP&E") (3)	$205.1	$133.4	53.7	$584.9	$439.2	33.2

(1)
Wireless operating expenses and operating profit includes one-time integration expenses of $25.2 million and $53.6 million for the three and twelve months ended December 31, 2005, respectively. Excluding these integration expenses, operating profit would have been $317.7 million and $1,390.7 million for the three and twelve months ended December 31, 2005, respectively and $218.5 million and $954.8 million for the three and twelve months ended December 31, 2004, respectively. In addition, operating profit margin would have been 32.6% and 38.5% for the three and twelve months ended December 31, 2005, respectively and 29.9% and 38.2% for the three and twelve months ended December 31, 2004, respectively. See the “Key Performance Indicators and Non-GAAP Measures” section.

(2)	Expenses incurred relate to the integration of Fido operations.
(3)
Wireless additions to property, plant and equipment (“PP&E”) include one-time capital expenditures related to Fido integration of $31.0 million and $92.5 million for the three and twelve months ended December 31, 2005, respectively. Excluding these integration expenditures, Wireless additions to PP&E would have been $174.1 million and $492.4 million for the three and twelve months ended December 31, 2005, respectively.

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Wireless Revenue and Subscribers (Actual)

	Three Months Ended December 31,				Twelve Months Ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2005	2004	Chg	% Chg	2005	2004	Chg	% Chg
Postpaid (Voice and Data) (1)
Gross additions(2)(4)	422.3	397.4	24.9	6.3	1,453.5	1,161.5	292.0	25.1
Net additions(2)(3)(4)	202.6	185.8	16.8	9.0	603.1	446.1	157.0	35.2
Acquisition of Fido subscribers (5)	-	752.0	(752.0)	-	-	752.0	(752.0)	-
Total postpaid retail subscribers (3)(4)	4,818.2	4,184.1	634.1	15.2	4,818.2	4,184.1	634.1	15.2
Average monthly revenue per user ("ARPU")(6)	$65.05	$60.52	$4.53	7.5	$63.56	$59.50	$4.06	6.8
Average monthly usage (minutes)	536	418	118	28.2	503	395	108	27.3
Monthly churn(3)	1.57%	1.89%	(0.32%)	(16.9)	1.61%	1.81%	(0.20%)	(11.0)
Prepaid
Gross additions(2)	160.3	126.7	33.6	26.5	576.5	319.0	257.5	80.7
Net additions(2)(7)	13.7	58.9	(45.2)	(76.7)	15.7	32.5	(16.8)	(51.7)
Acquisition of Fido subscribers(5)	-	541.8	(541.8)	-	-	541.8	(541.8)	-
Total prepaid retail subscribers	1,349.8	1,334.1	15.7	1.2	1,349.8	1,334.1	15.7	1.2
ARPU(6)	$13.30	$13.01	$0.29	2.2	$13.20	$11.88	$1.32	11.1
Monthly churn(7)	3.68%	2.16%	1.52%	70.4	3.54%	2.94%	0.60%	20.4
Total - Postpaid and Prepaid
Gross additions(2)(4)	582.6	524.1	58.5	11.2	2,030.0	1,480.5	549.5	37.1
Net additions(2)(3)(4)(7)	216.3	244.7	(28.4)	(11.6)	618.8	478.6	140.2	29.3
Acquisition of Fido subscribers(5)	-	1,293.8	(1,293.8)	-	-	1,293.8	(1,293.8)	-
Total retail subscribers(3)(4)	6,168.0	5,518.2	649.8	11.8	6,168.0	5,518.2	649.8	11.8
ARPU (blended)(6)	$53.61	$50.05	$3.56	7.1	$51.99	$50.05	$1.94	3.9
Monthly churn(3)(7)	2.04%	1.95%	0.09%	4.6	2.05%	2.03%	0.02%	1.0
One-Way Messaging
Gross additions	4.9	5.6	(0.7)	(12.5)	23.0	29.0	(6.0)	(20.7)
Net losses	(6.6)	(14.5)	7.9	(54.5)	(29.8)	(45.2)	15.4	(34.1)
Total one-way subscribers	166.3	196.1	(29.8)	(15.2)	166.3	196.1	(29.8)	(15.2)
ARPU(6)	$8.67	$9.56	$(0.89)	(9.3)	$9.09	$9.25	$(0.16)	(1.7)
Monthly churn	2.25%	3.27%	(1.02%)	(31.2)	2.43%	2.78%	(0.35%)	(12.6)
Wholesale (1)
Total wholesale subscribers	107.7	91.2	16.5	18.1	107.7	91.2	16.5	18.1

(1)	Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are excluded from the postpaid subscriber figures.
(2)	Subscriber activity includes Fido beginning November 9, 2004.
(3)
Effective December 2004, voluntarily deactivating subscribers are required to continue billing and service for 30 days from the date termination is requested. This continued service period which is consistent with the subscriber agreement terms and conditions, resulted in approximately 15,900 additional net postpaid subscribers being included in the three and twelve month periods ended December 31, 2004.

(4)
Total postpaid retail subscribers include approximately 31,000 subscribers acquired as part of the purchase of Telecom on July 1, 2005. These subscribers are not included in gross or net additions for the twelve months ended December 31, 2005.

(5)	Fido subscriber base upon acquisition effective November 9, 2004.
(6)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(7)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 and 44,000 in the twelve months ended December 31, 2005 and 2004, respectively, and reducing monthly prepaid churn by 0.10% and 0.45% for the twelve months ended December 31, 2005 and 2004, respectively. For the three months ended December 31, 2004, this had the impact of reducing prepaid subscriber net losses by approximately 44,000 and decreasing monthly prepaid churn by 1.39%. There was no impact in the three months ended December 31, 2005.

Wireless Network Revenue (Actual)

Network revenue of $975.0 million accounted for 88.8% of total Wireless revenue in the three months ended December 31, 2005 and increased 33.6% from the corresponding period in 2004. This increase was driven by the acquisition of Fido’s subscriber base on November 9, 2004, the continued growth of Wireless’ subscriber base, and the increases in both postpaid and prepaid average monthly revenue per user (“ARPU”).

Rogers Communications Inc.	- 9 -	4Q05 Earnings Press Release

Net additions of postpaid voice and data subscribers were 202,600 for the fourth quarter of 2005 compared to 185,800 in the corresponding period of 2004. Prepaid subscriber net additions for the fourth quarter were 13,700 compared to 58,900 in the corresponding period of 2004. Wireless ended the quarter with a total of 6,168,000 retail wireless voice and data subscribers.

Postpaid voice and data ARPU was $65.05 for the fourth quarter of 2005, a 7.5% increase compared to the fourth quarter in 2004. ARPU has continued to benefit from higher data and roaming revenues and an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, Wireless expects that it will continue to experience increases in outbound roaming revenues from its subscribers travelling outside of Canada, as well as strong growth in inbound roaming revenues from travelers to Canada who utilize Wireless’ network.

Wireless data revenue grew by 87.0% year-over-year, to $91.5 million for the three months ended December 31, 2005. Wireless data revenue represented approximately 9.4% of total network revenue in the fourth quarter of 2005 compared to 6.7% in the corresponding period of 2004, reflecting the continued rapid growth of Blackberry, Short Message Service (“SMS”) and Multimedia Messaging Service (“MMS”), downloadable ring tones, music, games, and other wireless data services and applications.

Prepaid ARPU was $13.30 for the fourth quarter of 2005, an increase of $0.29 compared to the fourth quarter in 2004. This increase was primarily a result of the acquisition of Fido’s higher ARPU prepaid subscriber base.

Monthly postpaid voice and data subscriber churn decreased to 1.57% in the three months ended December 31, 2005, from 1.89% in the corresponding period of 2004, as a result of Wireless’ proactive and targeted customer retention activities as well as from the increased network density and coverage quality resulting from the integration of the Fido GSM network.

Monthly prepaid churn increased to 3.68% for the three months ended December 31, 2005 from 2.16% in the corresponding period of 2004. If the adjustment for the 44,000 prepaid subscribers to conform Fido to the prepaid churn definition was not made, the monthly prepaid churn would only have increased from 3.55% for the three months ended December 31, 2004.

One-way messaging (paging) subscriber churn for the quarter decreased to 2.25% for the fourth quarter of 2005. One-way messaging ARPU decreased by 9.3% during the quarter. With 166,300 paging subscribers, Wireless continues to view paging as a profitable but mature business segment, and recognizes that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Revenue (Actual)

Revenue from equipment sales for the quarter, including activation fees and net of equipment subsidies, was $123.4 million, up 47.4% from the corresponding period in 2004. The year-over-year increase reflects the higher volume of gross additions and handset upgrades associated with subscriber retention programs combined with the generally higher price points of more sophisticated handsets and devices.

Rogers Communications Inc.	- 10 -	4Q05 Earnings Press Release

Wireless Operating Expenses (Actual)

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In millions of dollars, except per subscriber statistics)	2005	2004	% Chg	2005	2004	% Chg
Operating expenses
Cost of equipment sales	$243.2	$170.8	42.4	$773.2	$509.6	51.7
Sales and marketing expenses	193.5	159.3	21.5	603.8	444.4	35.9
Operating, general and administrative expenses	344.0	265.0	29.8	1,238.9	874.7	41.6
Integration expenses (1)	25.2	4.4	-	53.6	4.4	-
Total operating expenses	$805.9	$599.5	34.4	$2,669.5	$1,833.1	45.6

Average monthly operating expense per subscriber before sales and marketing expenses(2)	$23.26	$20.28	14.7	$20.78	$18.99	9.4

Sales and marketing costs per gross subscriber addition (2)	$425	$397	7.1	$387	$372	4.0

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	Includes integration expenses for respective periods; As calculated in the “Key Performance Indicators and Non-GAAP Measures” section.

The acquisition of Fido accounted for approximately 35.4% of the increase in Wireless operating expenses for the fourth quarter. Since Fido was acquired on November 9, 2004, the prior period only includes Fido financial results for 53 days.

Cost of equipment sales increased by $72.4 million for the fourth quarter of 2005 compared to the fourth quarter of 2004. The increase reflects the growing volume of subscriber gross additions and handset upgrades as well as the acquisition of Fido.

Sales and marketing expenses increased by $34.2 million for the fourth quarter of 2005 compared to the fourth quarter of 2004. The majority of the fourth quarter increase is due to the acquisition of Fido, which increased gross additions, compared to the corresponding period in the prior year. Wireless marketing efforts during the fourth quarter of 2005 included targeted programs to acquire high value customers on longer term contracts, including the successful Motorola RAZR V3 phone campaign, resulting in increases in the sales and marketing costs per gross addition.

Total retention spending (including subsidies on handset upgrades) was $89.4 million in the fourth quarter of 2005 compared to $61.3 million in the corresponding period in 2004. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and wireless number portability (“WNP”) becomes available in March 2007, as recently mandated by the Canadian Radio-television and Telecommunications Commission (“CRTC”) on December 20, 2005.

Operating, general and administrative expenses increased by $79.0 million for the fourth quarter of 2005 compared to the corresponding period of 2004. The increase is a result of the acquisition of Fido, which accounted for 36.3% of the increase, along with increases in retention spending and growth in network operating expenses to accommodate the growth in the Wireless subscriber base and usage. In addition, operating, general and administrative expenses in the fourth quarter of 2005 include $8.6 million relating to a proposed provincial sales tax assessment received during the quarter. These increased costs were offset by savings related to more favourable roaming arrangements and operating and scale efficiencies across various functions.

Rogers Communications Inc.	- 11 -	4Q05 Earnings Press Release

Wireless incurred $25.2 million during the quarter for integration expenses associated with the Fido acquisition. These integration expenses have been recorded within operating expenses. See the section below entitled “Update on Fido Integration” for more details on integration costs incurred, including those costs recorded within PP&E expenditures and as part of the purchase accounting.

The $2.98 year-over-year increase in average monthly operating expense per subscriber for the fourth quarter, excluding sales and marketing expenses and including integration expenses, reflects Wireless’ increased spending on handset upgrades associated with targeted retention programs and the impact of integration expenses resulting from the acquisition of Fido. Excluding integration expenses, average monthly operating expense per subscriber excluding sales and marketing expenses for the fourth quarter would have been $21.91 compared to $19.99 in the corresponding period of 2004.

Wireless Operating Profit (Actual)

Operating profit grew by $78.4 million, or 36.6%, to $292.5 million in the three months ended December 31, 2005 from $214.1 million in the corresponding period of 2004, due to network revenue growth of 33.6%, offset by the growth in operating expenses. Excluding integration expenses, operating profit was $317.7 million for the three months ended December 31, 2005, an increase of 45.4% compared to the corresponding period of 2004.

Wireless Additions to Property, Plant and Equipment (Actual)

Wireless additions to PP&E are classified into the following categories:

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Additions to PP&E
Network - capacity	$82.1	$42.8	91.8	$285.7	$222.1	28.6
Network - other	54.1	50.4	7.3	117.2	125.7	(6.8)
Information technology and other	37.9	40.2	(5.7)	89.5	91.4	(2.1)
Integration of Fido(1)	31.0	-	-	92.5	-	-
Total additions to PP&E	$205.1	$133.4	53.7	$584.9	$439.2	33.2

(1)
Wireless additions to PP&E include one-time capital expenditures related to Fido integration of $31.0 million and $92.5 million for the three and twelve months ended December 31, 2005, respectively. Excluding these integration expenditures, Wireless additions to PP&E would have been $174.1 million and $492.4 million for the three and twelve months ended December 31, 2005, respectively

The $205.1 million of additions to Wireless PP&E for the fourth quarter reflect spending on network capacity and quality enhancements. Additions to PP&E in the three months ended December 31, 2005 also include $31.0 million of expenditures related to the Fido integration.

Network-related additions to PP&E in the fourth quarter of 2005 primarily reflect capacity expansion of the GSM/GPRS network and transmission. The remaining network-related additions to PP&E relate primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E reflect information technology initiatives and other facilities and equipment.

Rogers Communications Inc.	- 12 -	4Q05 Earnings Press Release

As discussed in the 2006 Guidance section, in early 2006, Wireless will begin deploying a third generation ("3G") wireless network based upon the UMTS/HSDPA (Universal Mobile Telephone System /High Speed Downlink Packet Access) standard, that Wireless expects will provide data speeds that are superior to those offered by other 3G wireless technologies and which will enable Wireless to add incremental voice and data capacity at significantly lower costs.

Update on Fido Integration

The integration of Fido continued to progress during the three months ended December 31, 2005. To date, Wireless has successfully completed the integration of the Fido GSM network across the country, as well as completed the migration of the Fido postpaid and prepaid subscriber bases onto the Wireless billing systems. The integration of other back office systems was substantially completed in the fourth quarter of 2005.

During the fourth quarter, further adjustments of $5.7 million were made to the purchase price allocation from that recorded on a preliminary basis at December 31, 2004 to reflect finalization of fair value of net assets acquired. These are in addition to the overall $61.5 million increase in the fair value of net assets acquired reflected during the first nine months of 2005. The estimated liabilities for Fido restructuring costs accrued as part of the purchase price allocation have decreased by a total of $55.7 million from $129.0 million recorded at December 31, 2004 to $73.3 million due to revisions to the restructuring plan. The adjustments to these liabilities assumed on acquisition and the payments made in the twelve months ended December 31, 2005 are as follows:

	As at				As at
	December 31,		Revised		December 31,
(In millions of dollars)	2004	Adjustments	Liabilities	Payments	2005
Network decommissioning and restoration costs	$52.8	$(18.5)	$34.3	$(18.5)	$15.8
Lease and other contract termination costs	48.3	(21.6)	26.7	(23.0)	3.7
Involuntary severance	27.9	(15.6)	12.3	(10.2)	2.1
Liabilities assumed on acquisition	$129.0	$(55.7)	$73.3	$(51.7)	$21.6

Total severance and retention payments to Fido employees are estimated to be approximately $21.0 million, of which $12.3 million is accrued as part of the restructuring costs in the purchase price allocation. Of the remaining $8.7 million that are treated as integration expenses when paid, $5.7 million has been incurred as of December 31, 2005.

During the three months ended December 31, 2005, $71.6 million of integration costs were incurred as follows:

Rogers Communications Inc.	- 13 -	4Q05 Earnings Press Release

	Three Months Ended December 31,		Twelve Months Ended December 31,
(In millions of dollars)	2005	2004	2005	2004
Payment of liabilities assumed on acquisition	$15.4	$-	$51.7	$-
Integration expenses included in operating expenses	25.2	4.4	53.6	4.4
Integration related additions to property, plant and equipment	31.0	-	92.5	-
Total integration costs incurred	$71.6	$4.4	$197.8	$4.4

Summarized Consolidated Financial Results - Pro Forma Analysis

As discussed previously under “Basis of Pro Forma Information”, the pro forma information below has been prepared as if the transactions relating to Wireless and Fido had occurred on January 1, 2003. The pro forma comparative amounts reflect the harmonization of Fido’s accounting policies with ours.

The tables below present selected unaudited pro forma information.

Wireless Operating and Financial Results (Pro Forma)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2005	2004		2005	2004
(In millions of dollars, except margin)	Actual	Pro Forma	% Chg	Actual	Pro Forma	% Chg
Operating revenue
Postpaid (voice and data)	$917.4	$741.6	23.7	$3,383.5	$2,769.8	22.2
Prepaid	53.2	52.8	0.8	209.6	216.4	(3.1)
One-way messaging	4.4	5.8	(24.1)	19.6	24.5	(20.0)
Network revenue	975.0	800.2	21.8	3,612.7	3,010.7	20.0
Equipment sales	123.4	88.7	39.1	393.9	321.2	22.6
Total operating revenue	$1,098.4	$888.9	23.6	$4,006.6	$3,331.9	20.2

Operating expenses(1)
Cost of equipment sales	$243.2	$166.8	45.8	$773.2	$625.6	23.6
Sales and marketing expenses	193.5	193.7	(0.1)	603.8	549.1	10.0
Operating, general and administrative expenses	344.0	303.8	13.2	1,238.9	1,141.5	8.5
Integration expenses(2)	25.2	4.4	-	53.6	4.4	-
Total operating expenses	$805.9	$668.7	20.5	$2,669.5	$2,320.6	15.0

Operating profit (1)	292.5	220.2	32.8	1,337.1	1,011.3	32.2

Operating profit margin as % of network revenue(1)	30.0%	27.5%		37.0%	33.6%

Additions to property, plant and equipment ("PP&E")(3)	$205.1	$170.1	20.6	$584.9	$674.1	(13.2)

(1)
Wireless operating expenses and operating profit includes one-time integration expenses of $25.2 million and $53.6 million for the three and twelve months ended December 31, 2005, respectively. Excluding these integration expenses, operating profit would have been $317.7 million and $1,390.7 million for the three and twelve months ended December 31, 2005, respectively and $224.6 million and $1,015.7 million for the three and twelve months ended December 31, 2004, respectively. In addition, operating profit margin would have been 32.6% and 38.5% for the three months and twelve months ended December 31, 2005, respectively and 28.1% and 33.7% for the three and twelve months ended December 31, 2004, respectively. See the “Key Performance Indicators and Non-GAAP Measures” section.

(2)	Expenses incurred related to the integration of the operations of Fido.
(3)
Wireless additions to property, plant and equipment (“PP&E”) include one-time capital expenditures related to Fido integration of $31.0 million and $92.5 million for the three and twelve months ended December 31, 2005, respectively. Excluding these integration expenditures, Wireless additions to PP&E would have been $174.1 million and $492.4 million for the three and twelve months ended December 31, 2005, respectively.

Rogers Communications Inc.	- 14 -	4Q05 Earnings Press Release

Wireless Revenue and Subscribers (Pro Forma)

	Three Months Ended December 31,				Twelve Months Ended December 31,
	2005	2004			2005	2004
(Subscriber statistics in thousands, except ARPU and churn)	Actual	Pro Forma	Chg	% Chg	Actual	Pro Forma	Chg	% Chg
Postpaid (Voice and Data)(1)
Gross additions	422.3	444.4	(22.1)	(5.0)	1,453.5	1,493.7	(40.2)	(2.7)
Net additions(2)	202.6	208.1	(5.5)	(2.6)	603.1	605.9	(2.8)	(0.5)
Total postpaid retail subscribers(2)(4)	4,818.2	4,184.1	634.1	15.2	4,818.2	4,184.1	634.1	15.2
ARPU(3)	$65.05	$60.86	$4.19	6.9	$63.56	$59.74	$3.82	6.4
Monthly churn(2)	1.57%	1.95%	(0.38%)	(19.5)	1.61%	1.93%	(0.32%)	(16.6)
Prepaid
Gross additions	160.3	149.6	10.7	7.2	576.5	498.0	78.5	15.8
Net additions (losses)(5)	13.7	54.8	(41.1)	(75.0)	15.7	(3.8)	19.5	-
Adjustment to the subscriber base(6)	-	-	-	-	-	(74.8)	74.8	-
Total prepaid retail subscribers	1,349.8	1,334.1	15.7	1.2	1,349.8	1,334.1	15.7	1.2
ARPU(3)	$13.30	$13.62	$(0.32)	(2.3)	$13.20	$13.67	$(0.47)	(3.4)
Monthly churn(5)	3.68%	2.47%	1.21%	49.0	3.54%	3.17%	0.37%	11.7
Total - Postpaid and Prepaid
Gross additions	582.6	594.0	(11.4)	(1.9)	2,030.0	1,991.7	38.3	1.9
Net additions(2)(5)	216.3	262.9	(46.6)	(17.7)	618.8	602.1	16.7	2.8
Adjustment to the subscriber base(6)	-	-	-	-	-	(74.8)	74.8	-
Total retail subscribers(2)(4)(5)	6,168.0	5,518.2	649.8	11.8	6,168.0	5,518.2	649.8	11.8
ARPU (blended)(3)	$53.61	$49.45	$4.16	8.4	$51.99	$48.01	$3.98	8.3
Monthly churn(2)(5)	2.04%	2.07%	(0.03%)	(1.4)	2.05%	2.25%	(0.20%)	(8.9)
Wholesale (1)
Total wholesale subscribers	107.7	91.2	16.5	18.1	107.7	91.2	16.5	18.1

(1)	Effective at the beginning of the fourth quarter 2004, on a prospective basis, wholesale subscribers are excluded from the postpaid subscriber figures.
(2)
Effective December 2004, voluntarily deactivating wireless subscribers are required to continue billing and service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 15,900 additional net postpaid subscribers being included in the three and twelve month periods ended December 31, 2004.

(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(4)
Total postpaid retail subscribers include approximately 31,000 subscribers acquired as part of the purchase of Telecom on July 1, 2005. These subscribers are not included in gross or net additions for the twelve months ended December 31, 2005.

(5)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 and 44,000 in the twelve months ended December 31, 2005 and 2004, respectively, and reducing monthly prepaid churn by 0.10% and 0.28% for the twelve months ended December 31, 2005 and 2004, respectively. For the three months ended December 31, 2004, this had the impact of reducing prepaid subscriber net losses by approximately 44,000 and decreasing monthly prepaid churn by 1.15%. There was no impact in the three months ended December 31, 2005.

(6)
At the beginning of the second quarter of 2004, Fido removed 74,800 inactive prepaid customers from the retail subscriber base. This adjustment was not reflected in the calculation of prepaid and blended churn rates or in net additions (losses) and these operating statistics are presented net of such adjustments.

Wireless Network Revenue (Pro Forma)

The pro forma quarterly network revenue increase of 21.8% over the fourth quarter of 2004 reflects the 11.8% increase in the number of retail wireless voice and data subscribers from December 31, 2004 combined with the 8.4% year over year increase in quarterly blended postpaid and prepaid ARPU.

Wireless added 202,600 net postpaid voice and data subscribers for the quarter compared to 208,100 on a pro forma basis in the fourth quarter of 2004, while prepaid voice subscriber net additions were 13,700 for the quarter compared to 54,800 on a pro forma basis in the fourth quarter of 2004.

Rogers Communications Inc.	- 15 -	4Q05 Earnings Press Release

The 6.9% fourth quarter growth in pro forma postpaid ARPU reflects the continued growth of both wireless data and roaming revenues as well as an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, Wireless expects that it will continue to experience increases in outbound roaming revenues from its subscribers travelling outside of Canada, as well as strong growth in inbound roaming revenues from visitors to Canada who utilize its network, as global wireless usage continues to increase.

Wireless pro forma data revenue grew by 79.0% year-over-year, to $91.5 million for the three months ended December 31, 2005. Wireless data revenues represented approximately 9.4% of network revenue in the fourth quarter of 2005 compared to 6.4% of pro forma network revenue in the fourth quarter of 2004, reflecting the continued rapid growth of Blackberry, SMS and MMS, downloadable ring tones, music, games, and other wireless data services and applications.

Prepaid ARPU for the fourth quarter of 2005 decreased on a pro forma basis by 2.3% versus 2004 to $13.30. The decline primarily reflects the increased focus by Fido on higher revenue postpaid subscribers and the introduction of competitive prepaid offerings into the market.

Monthly postpaid voice and data subscriber churn decreased to 1.57% for the quarter from the pro forma rate of 1.95% in the fourth quarter of 2004 as a result of Wireless’ proactive and targeted customer retention activities as well as from the increased network density and coverage quality resulting from the integration of the Fido GSM network.

Monthly prepaid churn increased to 3.68% in the fourth quarter of 2005 from the pro forma rate of 2.47% in the fourth quarter of 2004. If the adjustment for the 44,000 prepaid subscribers to conform Fido to the prepaid churn definition was not made, the monthly prepaid churn would only have increased slightly on a pro forma basis from 3.62% for the fourth quarter of 2004.

Wireless Operating Expenses (Pro Forma)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2005	2004		2005	2004
(In millions of dollars, except per subscriber statistics)	Actual	Pro Forma	% Chg	Actual	Pro Forma	% Chg
Operating expenses
Cost of equipment sales	$243.2	$166.8	45.8	$773.2	$625.6	23.6
Sales and marketing expenses	193.5	193.7	(0.1)	603.8	549.1	10.0
Operating, general and administrative expenses	344.0	303.8	13.2	1,238.9	1,141.5	8.5
Integration expenses(1)	25.2	4.4	-	53.6	4.4	-
Total operating expenses	$805.9	$668.7	20.5	$2,669.5	$2,320.6	15.0

Average monthly operating expense per subscriber before sales and marketing expenses(2)	$23.26	$20.73	12.2	$20.78	$19.70	5.5

Sales and marketing costs per gross subscriber addition(2)	$425	$391	8.7	$387	$357	8.4

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

The increase in the cost of equipment sales for the fourth quarter period of 2005 over the pro forma cost of equipment sales for the corresponding period in 2004 reflects higher priced handset upgrades.

Rogers Communications Inc.	- 16 -	4Q05 Earnings Press Release

Wireless marketing efforts during the fourth quarter of 2005 included targeted programs to acquire high value customers on longer term contracts, including the successful Motorola RAZR V3 phone campaign, resulting in an 8.7% pro forma increase in Wireless’ sales and marketing costs per gross addition to $425 for the fourth quarter.

Total retention spending (including subsidies on handset upgrades) was $89.4 million in the fourth quarter of 2005 compared to $63.1 million on a pro forma basis in the corresponding period in 2004. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and WNP becomes available in March 2007, as recently mandated by the CRTC on December 20, 2005.

The year-over-year increase in fourth quarter operating, general and administrative expenses on a pro forma basis of $40.2 million is primarily attributable to the increases in retention spending and growth in network operating expenses to accommodate the growth in the Wireless subscriber base and usage. In addition, the increase includes $8.6 million relating to a proposed provincial sales tax assessment received during the quarter. These costs were offset by savings related to more favourable roaming arrangements and operating and scale efficiencies across various functions.

The $2.53 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and including integration expenses, on a pro forma basis, in the fourth quarter of 2005 reflects Wireless’ increased spending on handset upgrades associated with targeted retention programs and the impact of integration expenses resulting from the acquisition of Fido. Excluding integration expenses, average monthly operating expense per subscriber excluding sales and marketing expenses on a pro forma basis for the fourth quarter would have been $21.91 compared to $20.46 in the corresponding period of 2004.

Wireless Operating Profit (Pro Forma)

Operating profit increased by $72.3 million in the fourth quarter of 2005, or 32.8%, over operating profit on a pro forma basis for the fourth quarter of 2004 due to network revenue growth of 21.8%, offset by the growth in operating expenses, on a pro forma basis. This resulted in an increase in the operating profit margin to 30.0% from 27.5% on a pro forma basis in 2004. Excluding integration expenses, operating profit was $317.7 million for the fourth quarter of 2005, an increase of 41.5% compared to the corresponding period of 2004 on a pro forma basis.

Wireless Additions to Property, Plant and Equipment (Pro Forma)

The following table presents actual and pro forma information of Wireless additions to property, plant and equipment.

Rogers Communications Inc.	- 17 -	4Q05 Earnings Press Release

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2005	2004		2005	2004
(In millions of dollars)	Actual	Pro Forma	% Chg	Actual	Pro Forma	% Chg
Additions to PP&E
Network - capacity	$82.1	$113.7	(27.8)	$285.7	$450.8	(36.6)
Network - other	54.1	30.1	79.7	117.2	119.1	(1.6)
Information technology and other	37.9	26.3	44.1	89.5	104.2	(14.1)
Integration of Fido	31.0	-	-	92.5	-	-
Total additions to PP&E	$205.1	$170.1	20.6	$584.9	$674.1	(13.2)

Additions to PP&E for the fourth quarter of 2005 increased by $35.0 million versus pro forma additions to property, plant and equipment in the fourth quarter of 2004. Additions to PP&E in the three months ended December 31, 2005 include $31.0 million of expenditures related to the Fido integration. Excluding $31.0 million of capital expenditures related to integration, additions to property, plant and equipment would have been $174.1 million for the three months ended December 31, 2005, relatively unchanged since last year.

CABLE

Cable Operating and Financial Results

	Three Months Ended Dec. 31,			Twelve Months Ended Dec. 31,
(In millions of dollars, except margin)	2005	2004	% Chg	2005	2004	% Chg
Operating revenue
Core cable (1)	$339.8	$319.9	6.2	$1,303.9	$1,253.1	4.1
Internet	118.6	100.7	17.7	440.7	378.9	16.3
Total cable revenue	458.4	420.6	9.0	1,744.6	1,632.0	6.9
Video Stores	91.5	88.7	3.2	326.9	317.0	3.1
Intercompany eliminations	(0.6)	(0.9)	(33.3)	(3.8)	(3.3)	15.2
Total operating revenue	549.3	508.4	8.0	2,067.7	1,945.7	6.3

Operating expenses (2)
Cost of Video Stores sales	48.6	40.0	21.5	157.5	145.9	8.0
Sales and marketing expenses	64.3	62.9	2.2	262.8	248.7	5.7
Operating, general and administrative expenses	242.7	215.4	12.7	932.6	845.7	10.3
Intercompany eliminations	(0.6)	(0.9)	(33.3)	(3.8)	(3.3)	15.2
Total operating expense	355.0	317.4	11.8	1,349.1	1,237.0	9.1

Operating profit (3)
Cable	190.2	180.7	5.3	700.6	680.6	2.9
Video Stores	4.1	10.3	(60.2)	18.0	28.1	(35.9)
Total operating profit	194.3	191.0	1.7	718.6	708.7	1.4

Operating profit margin: (3)
Cable	41.5%	43.0%		40.2%	41.7%
Video Stores	4.5%	11.6%		5.5%	8.9%

Additions to property, plant and equipment ("PP&E")	$204.9	$243.3	(15.8)	$676.2	$587.9	15.0

(1)
Included in core cable revenue, total cable revenue, and total operating revenue are incremental revenues related to Rogers Home Phone (“RHP”) of $3.8 million and $4.9 million for the three and twelve months ended December 31, 2005, respectively. Excluding the impact of RHP revenue, core cable revenue growth would have been 5.1% and 3.7% for the three and twelve months ended December 31, 2005, respectively.

(2)
Included in total operating expenses are incremental costs related to RHP of $9.9 million and $19.2 million, for the three and twelve months ended December 31, 2005, respectively. Excluding the impact of RHP costs, total operating expense growth would have been 8.7% and 7.5% for the three and twelve months ended December 31, 2005, respectively.

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(3)
As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. Cable operating profit and operating profit margin calculated above includes the impact of RHP. Excluding this impact, Cable operating profit would have been $196.3 million and $714.9 million for the three and twelve months ended December 31, 2005, respectively. Excluding the impact of RHP during the quarter on Core Cable results, operating profit would have increased by 8.6% and the Core Cable operating margin would have been 43.2% for the three months period ended December 31, 2005, compared to 43.0% in the corresponding period of 2004.

Cable Revenue and Subscribers

	Three Months Ended Dec. 31,				Twelve Months Ended Dec. 31,
(Subscriber statistics in thousands, except ARPU)	2005	2004	Chg	% Chg	2005	2004	Chg	% Chg
Homes passed					3,387.5	3,291.1	96.4	2.9
Customer relationships (1)					2,413.0	2,355.9	57.1	2.4
Customer relationships, net additions (3)	23.8	15.1	8.7	57.5	57.1	16.6	40.5	-
Basic cable subscribers					2,263.8	2,254.6	9.2	0.4
Basic cable, net additions/ (losses) (3)	8.0	5.9	2.1	35.6	9.2	(14.8)	24.0	-
Core cable ARPU (2)	$49.54	$47.35	$2.19	4.6	$48.09	$46.29	$1.80	3.9
Internet subscribers					1,145.1	936.6	208.5	22.3
Internet, net additions (3)	62.2	57.1	5.1	8.9	208.5	158.8	49.7	31.3
Internet ARPU (2)	$35.45	$36.95	$(1.50)	(4.1)	$35.51	$37.25	$(1.74)	(4.7)
Digital terminals in service					1,139.7	795.7	344.0	43.2
Digital terminals, net additions	114.2	66.5	47.7	71.7	344.0	182.1	161.9	88.9
Digital households					913.2	675.4	237.8	35.2
Digital households, net additions (3)	73.2	48.4	24.8	51.2	237.8	140.1	97.7	69.7
Cable telephony subscribers					47.9	-	47.9	-
Cable telephony, net additions	29.8	-	-	-	47.9	-	47.9	-

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(3)
Effective August 2005, voluntarily deactivating cable subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the billing and subscriber agreement terms and conditions, had the impact of decreasing net basic cable, Internet and digital household subscriber net additions by approximately 7,200, 2,700 and 1,800, respectively, in the three months ended December 31, 2005 and increasing net basic cable, Internet and digital household subscriber net additions by approximately 9,500, 5,200 and 3,800, respectively, in the twelve months ended December 31, 2005.

Core Cable Revenue

The increase in Core Cable revenue for the three months ended December 31, 2005 of 6.2% and the increase in average monthly revenue per subscriber (“ARPU”) for the three months ended December 31, 2005 to $49.54 from $47.35 in the prior year reflect the growing penetration of Cable’s digital products, its continued up-selling of customers into enhanced programming packages, and pricing increases. These increases were partially offset by the impact of discounts associated with increasing adoption of Cable’s bundled offerings and a decline in equipment revenues resulting primarily from a decrease in equipment rental prices. To mitigate impacts on ARPU and operating profit margins associated with bundled offering discounts, during the fourth quarter of 2005, Cable modified its Better Choice Bundles plans to reduce certain of the available discounts.

As of December 31, 2005, the digital subscriber base grew by 51.2% compared to 2004 and accounted for approximately 66% of our Cable TV revenue growth from the corresponding period of the prior year. The promotion of Rogers Better Choice Bundles along with increased awareness of Personal TV (digital cable) and the growing demand for high definition TV and

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personal video recorders accounted for the growth of 73,200 digital households in the three months ended December 31, 2005.

Internet Revenue

The growth in Internet revenues of 17.7% for the three months ended December 31, 2005, primarily reflects the 22.3% increase in the number of Internet subscribers compared to the corresponding period in 2004. The marketing of the Rogers Yahoo! offering, associated with the Rogers Better Choice Bundle promotions and the ability to meet the needs of the lower-priced entry level Internet consumer, has resulted in an acceleration of net additions in 2005. Average monthly revenue per Internet subscriber has decreased over the corresponding 2004 period primarily reflecting the increased penetration of lower-priced offerings and the impact of bundling. In the first quarter of 2006, Cable will be implementing price increases for its core cable and Internet product offerings.

During the quarter, Internet net additions of 62,200 represented an increase of 8.9% compared to the corresponding period last year. With the Internet subscriber base now at approximately 1.15 million, Cable ended the year with 44.0% Internet penetration of basic cable households, and 33.8% Internet penetration as a percentage of homes passed by Cable’s networks.

Cable Telephony

During the three months ended December 31, 2005, Cable continued to expand the availability of its Home Phone voice-over-cable telephony service and closed the quarter with 47,900 subscribers. In the three months ended December 31, 2005, revenues from cable telephony totalled $3.8 million, which is included in Core Cable revenue.

In addition, we report circuit switched telephony subscribers and results in our Telecom segment.

Video Stores Revenue

During the three months ended December 31, 2005, revenues at Cable’s Rogers Video (“Video”) stores were impacted by a combination of a continuing lack of hit movie titles as well as aggressive competition which resulted in rental and sales revenues decreasing approximately by $5.0 million or 6.6%. Wireless sales revenue increased by $8.3 million which helped to mitigate the year-over-year decline in same store revenues. While both dollars per transaction and the number of stores increased, same store revenues decreased by 3.4% year-over-year compared to the prior year due to fewer total visits in the period (“same stores” are stores that were open for the full quarters in both 2005 and 2004). Rogers Video’s initiatives to counter competitive offerings include: expanding our corporate gift-card offering, extended rental periods, a fastback payback program, and an online subscription mail-delivered DVD rental service.

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Cable and Video Stores Operating Expenses

	Three Months Ended Dec. 31,			Twelve Months Ended Dec. 31,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Cable operating expenses (1)
Sales and marketing expenses	$30.2	$29.0	4.1	$131.2	$123.3	6.4
Operating, general and administrative expenses	238.0	210.9	12.8	912.8	828.1	10.2
Total Cable operating expenses	268.2	239.9	11.8	1,044.0	951.4	9.7

Video stores operating expenses
Cost of sales	48.6	40.1	21.2	157.5	145.9	8.0
Sales and marketing expenses	34.1	33.8	0.9	131.6	125.4	4.9
Operating, general and administrative expenses	4.7	4.5	4.4	19.8	17.6	12.5
Total Video stores operating expenses	87.4	78.4	11.5	308.9	288.9	6.9

Intercompany eliminations	(0.6)	(0.9)	(33.3)	(3.8)	(3.3)	15.2
Operating expenses	$355.0	$317.4	11.8	$1,349.1	$1,237.0	9.1

(1)
Included in total Cable operating expenses are costs related to Rogers Home Phone (“RHP”) of $9.9 million and $19.2 million, for the three and twelve months ended December 31, 2005, respectively. Excluding the impact of RHP costs, total operating expense growth would have been 8.8% and 7.5% for the three and twelve months ended December 31, 2005, respectively.

Cable sales and marketing expenses increased slightly on a quarter-over-quarter basis. Cable telephony accounted for $3.1 million of expenses in support of direct marketing and sales activities. The Core Cable and Internet expenditures of $27.1 million was slightly lower than the same period in 2004. Marketing expenditures was focused on multi-product promotions through the Better Choice Bundles. In addition, Cable continues to invest and promote its unique digital cable advantages versus satellite competitors while it markets the benefits and enhanced features provided by its Rogers Yahoo! Hi-Speed Internet product. These continuing sales and marketing efforts have contributed to the increases in Cable’s digital and Internet subscribers.

The year-over-year increase in operating, general and administrative costs of $27.1 million was driven by the following factors: an incremental $6.8 million in costs in support of voice-over cable for customer service and support, cost of services, and increased infrastructure costs; service, support, transit, and content costs related to the increase of 8,000 basic, 62,200 Internet and 73,200 digital customers; as well as higher copyright and production fund fees.

The year-over-year growth in Video stores operating expenses are due to the increased costs of $7.2 million associated with the incremental wireless sales and higher costs related to game rentals attributable to the introduction of a new gaming system.

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Cable Operating Profit

The revenue and expense changes described above resulted in operating profit from Core Cable services increasing by 5.3% for the fourth quarter and total Cable operating profit increasing by 1.7% compared to the same quarter last year. Excluding the impact of Rogers Home Phone during the quarter on Core Cable results, operating profit would have increased by 8.6% and the Core Cable operating margin would have been 43.2% for the three months period ended December 31, 2005, compared to 43.0% in the corresponding period of 2004. Video stores also experienced a margin decline to 4.5% from 11.6% in the fourth quarter of 2004 due to the increased cost of sales expenses, which more than offset the modest revenue growth.

Cable Additions to Property, Plant and Equipment

	Three Months Ended Dec. 31,			Twelve Months Ended Dec. 31,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Customer premises equipment	$79.3	$60.2	31.6	$268.4	$204.0	31.5
Scaleable infrastructure	47.1	111.5	(57.8)	202.3	188.0	7.6
Line extensions	26.1	17.2	51.7	75.4	53.7	40.4
Upgrade and rebuild	1.4	7.4	(81.1)	2.8	40.8	(93.2)
Support capital	47.1	41.5	13.5	112.7	87.1	29.4
Additions to Core Cable PP&E	201.0	237.8	(15.5)	661.6	573.6	15.3
Additions to Rogers Video stores PP&E	3.9	5.5	(29.7)	14.6	14.3	2.3
Additions to Rogers Cable PP&E	$204.9	$243.3	(15.8)	$676.2	$587.9	15.0

Additions to Cable PP&E have decreased $38.4 million, or 15.8%, as compared to the prior year. Spending on scaleable infrastructure has decreased due to the lower level of spending on Cable’s voice-over-cable telephony initiative in the fourth quarter of 2005, as compared to last year. Customer premises equipment spending has increased on a quarter-over-quarter basis due to the 72% growth in digital terminals deployed in the quarter and to the cable telephony subscriber additions. Growth in line extensions is attributable to spending on the commercial Internet base and support capital has increased due to incremental spending on the IT infrastructure. Total PP&E spending on the cable telephony initiative totalled $28.7 million in the quarter and $113.5 million for the year, as compared to $78.2 million and $106.1 million in the corresponding period of 2004.

TELECOM

On July 1, 2005, we acquired 100% of Telecom in a share-for-share transaction announced May 11, 2005. As consideration for the acquisition, we issued approximately 8.5 million RCI Class B Non-Voting shares and approximately 0.4 million fully-vested options to acquire RCI Class B Non-Voting shares with Call-Net shareholders receiving one Class B Non-Voting share for each 4.25 shares of Call-Net. Including estimated transaction costs of $4.0 million, the purchase price of the acquisition was $328.5 million.

This transaction has been accounted for using the purchase method with the results of Telecom consolidated effective July 1, 2005. Telecom’s results are reported as a separate segment as discussed in the Telecom section of this release.

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As discussed previously under “Basis of Pro Forma Information”, the pro forma information below has been prepared as if the acquisition of Telecom had occurred on January 1, 2004. The comparative pro forma information presented in the following tables reflects Telecom’s actual results adjusted for the adoption of RCI accounting policies.

Telecom Operating and Financial Results (1)

	Three Months Ended December 31,			Six Months Ended December 31,
	2005	2004	% Chg	2005	2004	% Chg
(In millions of dollars, except margin)	Actual	Pro Forma (1)	Pro Forma (1)	Actual	Pro Forma (1)	Pro Forma (1)
Operating revenue
Consumer services	$72.8	$75.5	(3.6)	$149.0	$150.6	(1.1)
Business services	138.4	135.5	2.1	274.9	264.6	3.9
Total operating revenue	$211.2	$211.0	0.1	$423.9	$415.2	2.1

Operating expenses
Cost of sales	$105.9	$101.9	3.9	$207.8	$205.0	1.3
Sales and marketing expenses	28.1	27.2	3.3	56.3	58.1	(3.1)
Operating, general and administrative expenses	52.0	51.3	1.4	109.3	98.5	10.9
Integration expenses(2)	2.3	-	-	4.6	-	-
Realignment, restructuring and other charges	-	6.5	(100.0)	-	1.2	(100.0)
Total operating expenses	$188.3	$186.9	0.7	$378.0	$362.8	4.2

Operating profit (3)	$22.9	$24.1	(5.0)	$45.9	$52.4	(12.3)

Operating profit margin (3)	10.8%	11.4%	(5.1)	10.8%	12.6%	(14.1)

Additions to property, plant and equipment (3)	$5.3	$17.3	(69.4)	$37.4	$31.7	18.0

	Three Months Ended December 31,			Six Months Ended December 31,
	2005	2004	% Chg	2005	2004	% Chg
(Subscriber statistics in thousands)	Actual	Pro Forma (1)	Pro Forma (1)	Actual	Pro Forma (1)	Pro Forma (1)
Local service lines - circuit switched				561.4	464.9	20.8
Local service lines - circuit switched, net additions(4)	28.4	31.7	(10.4)	46.0	66.2	(30.5)

(1)	See “Basis of Pro Forma Information” section for discussion of considerations in the preparation of this pro forma information.
(2)	Integration expenses include direct and incremental costs incurred related to the acquisition of Telecom and integrating operations into Rogers.
(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(4)
Circuit switched local service line net additions for the three and six months ended December 31, 2004 exclude approximately 61,900 circuit switched local service lines that were included upon the acquisition on November 20, 2004 of certain portions of the Eastern Canada customer base of Bell/360.

Telecom Revenue (Pro Forma)

In the fourth quarter of 2005, Telecom revenue was $211.2 million, increasing by $0.2 million on a pro forma basis compared to the same quarter last year. The increase in revenue can be attributed to the increase in the business services revenue that grew by 2% to $138.4 million in the fourth quarter compared to $135.5 million in the corresponding period last year. Offsetting this increase was a 4% decline in consumer services revenue which was $72.8 million in the fourth quarter compared to $75.5 million for the same quarter last year.

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The increase in business services revenue is mainly attributed to having a full quarter of revenues from the Bell/360 customer base that was acquired in the fourth quarter of 2004. This increase was partially offset by the decline in the carrier services revenues.

The decline in the consumer services revenue is mainly due to the sale of wireless customers to Wireless at the end of the third quarter 2005, pricing plan changes, and alignment of discounting to Rogers better bundle discounts. The decline was somewhat offset with the growth of local home phone revenues.

Overall, data and local services continued to grow and represented 30% and 26% of Telecom revenue, up from 25% and 25%, respectively, from the same quarter last year on a pro forma basis. Telecom’s exposure to long distance pricing continues to decline, with long distance comprising 44% of total revenue in the quarter, down from 48% in the same quarter last year on a pro forma basis.

Telecom has focused on selling product bundles to its consumer subscribers using home phone service as the foundation product, in an effort to reduce churn and increase its share of subscribers’ monthly communications spending. In the fourth quarter of 2005, 75% of Consumer services revenue came from subscribers who purchased more than one product from Telecom, as compared to 69% in the same quarter last year on a pro forma basis.

Telecom Operating Expenses (Pro Forma)

Telecom operating costs were $188.3 million in the fourth quarter of 2005 compared to $186.9 million in the corresponding period last year on a pro forma basis. Total operating expenses have increased principally due to an increase in cost of sales and expenses associated with the integration of Telecom into Rogers.

Telecom cost of sales was $105.9 million in the fourth quarter of 2005, or approximately 50% of revenue. On a pro forma basis, this compares to $101.9 million of cost of sales in the same quarter last year representing 48% of revenue in the same quarter last year. In the fourth quarter, Telecom recorded a provision of $2.0 million for disputes with carriers related to certain services which arose during the quarter. The balance of the increase is the result of increases in volumes.

Sales and marketing expenses were $28.1 million in the fourth quarter, an increase of $0.9 million from the corresponding period last year on a pro forma basis due to a change in certain marketing programs.

Other operating, general and administrative expenses were $52.0 million in the fourth quarter of 2005, compared to $51.3 million for same period last year on a pro forma basis. The minor increase is due to additional costs associated with the Bell/360 base of customers and the additional personnel hired to support customer service and provisioning activities.

Telecom Additions to Property, Plant and Equipment

Telecom additions to PP&E were $5.3 million in the fourth quarter of 2005. This was 69.4% lower than the additions to PP&E of $17.3 million on a pro forma basis in the fourth quarter of

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2004. The spending for the quarter was for the Asymmetric Digital Subscriber Line (“ADSL”) launch, local expansion, and network growth/capacity projects.

Update on Telecom Integration

A plan has been developed to integrate the operations of Telecom. Management is currently finalizing certain matters while initial stages of the integration are progressing as planned. We have centralized the management of sales of our wireless and cable products to business with Telecom’s business offerings. At the same time, we have centralized the management of the sales and services of Telecom and Cable’s circuit switched and voice-over-cable residential telephony offerings. Matters still to be finalized include the integration of various networks, customer billing and administrative functions. Integration is expected to continue through 2006. During the three months ended December 31, 2005, we incurred integration expenses of $2.3 million.

MEDIA

Effective January 1, 2005, ownership and management of Rogers’ sports operations were transferred to Media. As a result, beginning in 2005, the results of operations of the Blue Jays and Rogers Centre have been reported as part of the Media segment and are together referred to as “Sports Entertainment”. Prior period results have been reclassified to reflect this change. The acquisition of Rogers Centre (formerly SkyDome) was completed on January 31, 2005 for $24.5 million, net of working capital adjustments.

Media Operating and Financial Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In millions of dollars, except margins)	2005	2004 (1)	% Chg	2005	2004 (1)	% Chg
Total operating revenue	$300.0	$266.0	12.8	$1,097.2	$956.9	14.7

Total operating expenses	261.0	210.8	23.8	969.4	841.5	15.2

Total operating profit (2)	$39.0	$55.2	(29.3)	$127.8	$115.4	10.7

Operating profit margin (2)	13.0%	20.7%		11.6%	12.1%

Additions to property, plant and equipment (2)	$11.7	$4.2	178.6	39.6	20.3	95.1

(1)	Media’s 2004 results have been restated to include the results of Blue Jays Holdco. Results of Blue Jay Holdco were previously included in a separate segment of RCI.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Media Revenue

Media revenue growth for the three months ended December 31, 2005 was $34.0 million, an increase of 12.8% over the fourth quarter of 2004. Nearly half of the increase over the prior year is due to higher advertising on Rogers Sportsnet due to the return of NHL hockey. In addition, revenue from the Blue Jays and Rogers Centre grew $6.6 million over last year reflecting increased attendance and healthy league revenue sharing. The remaining growth over the prior

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year is due to increased advertising revenue across all Media properties and continued sales growth on The Shopping Channel.

Media Expenses

Media operating expenses for the three months ended December 31, 2005 increased $50.2 million from the corresponding period in 2004. Of this increase, $20.2 million is due to higher costs at the Blue Jays and inclusion of costs as a result of the acquisition of Rogers Centre on January 31, 2005. The return of NHL hockey resulted in a $18.9 million increase in costs at Sportsnet during the quarter and the launch of three radio stations in the Maritimes and OMNI BC in Vancouver generated costs associated with these new businesses. Finally, higher sales volume attracted higher costs of goods sold on The Shopping Channel.

Media Operating Profit

Media operating profit for the three months ended December 31, 2005 decreased by $16.2 million from the corresponding period in 2004. Operating profit margin was 13.0% compared to 20.7% for the corresponding period in 2004. The decrease in operating profit margin is largely the result of the return of NHL Hockey, $5.0 million losses by the Blue Jays, plus the margin dilution impact resulting from the new businesses as described above.

Media Additions to Property, Plant and Equipment

Media had additions to PP&E of $11.7 million during the three months ended December 31, 2005, compared to $4.2 million in the corresponding period of 2004. The majority of additions in the quarter were due to enhancements at the Rogers Centre, completion of the new Maritime radio stations and investment in high definition TV broadcast equipment.

OVERVIEW OF RECENT FINANCING AND SHARE CAPITAL ACTIVITIES

Consolidated Liquidity and Capital Resources

Operations

For the three month period ended December 31, 2005, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from net income, increased to $379.8 million from $316.5 million in the corresponding period in 2004. The $63.3 million increase is primarily the result of the increase in operating profit of $63.0 million partially offset primarily by period over period changes in other income (expense).

Taking into account the changes in non-cash working capital items in the three months ended December 31, 2005, cash generated from operations was $287.0 million, compared to $452.2 million in the corresponding period of 2004.

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The cash flow generated from operations of $287.0 million, together with the following items, resulted in total net funds of approximately $387.6 million raised in the three month period ended December 31, 2005:

•	aggregate net drawdowns of $82.0 million under bank credit facilities;

•	receipt of $17.1 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options; and

•	receipt of $1.5 million mainly from the sale of miscellaneous investments.

Net funds used during the three month period ended December 31, 2005 totalled approximately $593.8 million, the details of which include:

•	additions to PP&E of $436.9 million, including the $6.9 million of related changes in non-cash working capital;

•	$140.9 million for the redemption of US$113.7 million of Cable’s 11% Senior Subordinated Guaranteed Debentures, including $7.3 million (5.50%) redemption premium;

•	$12.9 million to fund the remainder owing for the exercise of call rights for warrants issued by Fido which was related to the acquisitions of Fido;

•	$2.0 million related to other acquisitions; and

•	$1.1 million repayment of mortgages and leases.

Financing

Our long-term debt instruments are described in Note 11 to the 2004 Annual Audited Consolidated Financial Statements.

In October 2005, subsequent to our issuance to Microsoft Corporation (“Microsoft”) of our intention to redeem the $600 million aggregate principal amount of 5½% Convertible Preferred Securities due August 2009, we received notice that Microsoft had elected to convert these securities and we issued 17,142,857 Class B Non-Voting shares to Microsoft on October 24, 2005 at the exercise price of $35 per share.

In December 2005, Cable redeemed all of the outstanding US$113.7 million aggregate principal amount of its 11% Senior Subordinated Guaranteed Debentures due 2015 at a redemption premium of 5.50% for a total of $140.9 million (US$119.9 million).

Refer to the Subsequent Events section for details regarding Telecom’s redemption of its 10.625% Senior Secured Notes in January 2006.

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Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of US dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.

During the three months ended December 31, 2005, as a result of the redemption of Cable’s US$113.7 million 11% Senior Subordinated Guaranteed Debentures, total US dollar-denominated debt decreased to US$4,916.9 million; consequently the amount of debt hedged with respect to foreign exchange via cross-currency interest rate exchange agreements increased to 97.7% from 95.5% at September 30, 2005 on an economic basis and increased to 85.2% from 83.3% at September 30, 2005 on an accounting basis, since the aggregate notional principal amount of cross-currency interest rate exchange agreements did not change.

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(In millions of dollars, except percentages)		December 31, 2005			December 31, 2004
U.S. dollar-denominated long-term debt	US	$4,916.9		US	$5,517.6

Hedged with cross-currency interest
rate exchange agreements	US	$4,801.8		US	$5,135.3

Hedged exchange rate		1.3148			1.3211

Percent hedged		97.7%	(1)		93.1%

Effect of cross-currency interest rate exchange agreements:

Converted US $ principal of	US	$550.0	US	$550.0
at US $ floating rate of LIBOR plus		3.13%		3.13%
for all-in rate of		7.62%		5.53%
to Cdn $ floating at bankers acceptance plus		3.42%		3.42%
for all-in rate of		6.90%		6.06%
on Cdn $ principal of	Cdn	$652.7	Cdn	$652.7

Converted US $ principal of	US	$4,200.0	US	$4,533.4
at US $ fixed rate of		7.34%		7.54%
to Cdn $ fixed rate of		8.07%		8.35%
on Cdn $ principal of	Cdn	$5,593.4	Cdn	$6,064.2

Converted US $ principal of	US	$51.8	US	$51.8
at US $ fixed rate of		9.38%		9.38%
to Cdn $ floating at bankers acceptance plus		2.67%		2.67%
for all-in rate of		6.07%		5.30%
on Cdn $ principal of	Cdn	$67.4	Cdn	$67.4

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$8,409.6	Cdn	$9,198.6
Total long-term debt at fixed rates	Cdn	$7,076.5	Cdn	$8,478.5
Percent of long-term debt fixed		84.1%		92.2%

Weighted average interest rate on long-term debt		7.76%		7.93%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, on December 31, 2005, RCI accounted for 87.3% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 85.2% of consolidated U.S. dollar-denominated debt is hedged for accounting purposes versus 97.7% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Rogers Communications Inc.	- 29 -	4Q05 Earnings Press Release

Outstanding Share Data

Common Shares
Class A Voting	56,233,894
Class B Non-Voting	257,702,341

Options to Purchase Class B Non-Voting Shares
Outstanding Options	13,239,424
Portion of Outstanding Options Exercisable	9,570,203

Dividends and Other Payments on Equity Securities

On December 14, 2005, we declared a 50% increase to the dividend paid for each of our outstanding Class B Non-Voting shares and Class A Voting shares. The annual dividend per share will increase from C$0.10 per share to C$0.15 per share, and will be paid through two semi-annual payments of C$0.075 per share. A semi-annual dividend totalling $23.5 million was paid on January 6, 2006 to shareholders of record on December 28, 2005.

SUBSEQUENT EVENTS

Redemption of Notes

On January 3, 2006, we redeemed all of Telecom’s remaining 10.625% Senior Secured Notes due 2008. The total redemption amount was US$23.2 million including a redemption premium of US$1.2 million.

Acquisition of Business Campus

On January 4, 2006, we completed the acquisition of a 63-acre business campus which includes an almost one million square feet office facility in Brampton, Ontario, Canada for $99.3 million, net of adjustments, and including taxes and insurance. Beginning in 2006, we will relocate and consolidate certain operations to this facility.

Changes to Segment Reporting Associated with Internal Reorganization

In January 2006, we completed a re-organization whereby ownership and certain management of Telecom (previously a separate reporting segment) was transferred to Cable. As a result of the changes to management’s reporting, beginning in the first quarter of 2006, our reporting segments will change. We will report financial and operating results under the following three segments: Wireless; Cable and Telecom; and Media. The Cable and Telecom segment will report results for the following: Core Cable and Internet, Home Phone Service (voice-over-cable telephony subscribers from Cable and residential circuit switched telephony customers from Telecom), Rogers Business Solutions (business telephony and data subscribers primarily from Telecom) and Video store operations (unchanged). The segment reporting for Wireless and Media is not expected to change.

Rogers Communications Inc.	- 30 -	4Q05 Earnings Press Release

Appendix 1 to this release includes selected financial information for the past eight quarters for the Cable and Telecom segment that has been reclassified to reflect this new segment reporting methodology and presentation that will become effective with the first quarter 2006.

2005 PERFORMANCE AGAINST TARGETS AND 2006 GUIDANCE

2005 Performance Against Targets

The following table sets forth the guidance ranges for selected full year financial and operating metrics that we provided for 2005, as revised during the year, versus the actual results we achieved for the year. As indicated in the table, we either met or exceeded our operating and financial targets in all categories, as previously discussed.

	2005			2005
(in millions of dollars, except subscribers)	Guidance (1)			Actual
Revenue
Wireless (network revenue)	$3,560	to	$3,600	$3,613
Cable	2,060	to	2,075	2,068
Media (excluding Sports)	925	to	950	937
Sports	150	to	160	160
Operating Profit (2)
Wireless (3)	$1,350	to	$1,390	$1,391
Cable (4)	710	to	725	719
Media (excluding Sports)	130	to	140	139
Sports	(18)	to	(22)	(11)
Capital Expenditures
Wireless (5)	$475	to	$500	$492
Cable	590	to	690	676
Net subscriber additions (000's)
Wireless voice and data	600,000	to	650,000	619,000
Basic cable	Flat to down 1% from YE04			9,200
Internet subscribers	165,000	to	195,000	209,000
Digital subscribers	175,000	to	275,000	238,000
Fido Integration Costs
Non-recurring cash integration costs	$185	to	$215	$198

(1)	As reaffirmed or revised October 25, 2005. Does not include July 1, 2005 acquisition of Call-Net.
(2)	Before management fees paid to Rogers Communications Inc.
(3)	Excluding non-recurring costs related to Fido integration.
(4)	Includes $19.2 million of losses associated with cable telephony launch.
(5)	Excludes one-time expenditures related to Fido integration.

Rogers Communications Inc.	- 31 -	4Q05 Earnings Press Release

Full Year 2006 Financial and Operating Guidance

The following table outlines our financial and operational guidance for the full year 2006. This information is forward-looking and should be read in conjunction with the sections below entitled ‘Caution Regarding Forward-Looking Statements’ and ‘Material Assumptions and Risks That Could Affect Our Business’. The table also presents 2005 results for the categories for which guidance is being provided, with the pro forma Cable and Telecom segment results reclassified to reflect the transfer of Rogers Telecom to Rogers Cable and the segment reporting structure effective with the first quarter 2006, as previously discussed.

In early 2006, we will begin deploying a third generation ("3G") wireless network based upon the UMTS/HSDPA (Universal Mobile Telephone System /High Speed Downlink Packet Access) standard, which we expect will provide us with data speeds that are superior to those offered by other 3G wireless technologies and which will enable us to add incremental voice and data capacity at significantly lower costs. UMTS/HSDPA is the next generation technology evolution of our global standard GSM platform and it provides broadband wireless data speeds that enable new and faster data products such as video conferencing and mobile television as well as simultaneous voice and data usage. We estimate that the deployment of this network across most of the major Canadian cities will require total spending of approximately $390 million over the course of 2006 and 2007, including approximately $70 million of capacity spending that would have otherwise been invested in GSM. Because UMTS/HSDPA technology is fully backwards compatible with GSM, subscribers with UMTS/HSDPA enabled devices will be able to receive voice and data services everywhere that we offer wireless service across Canada, as well as when roaming in the more than 175 other countries around the world where GSM service is available and roaming agreements are in place.

2006 Full Year Guidance Ranges

	2005
	Reclassified and
(In millions of dollars, except subscribers)	Pro Forma	2006 Range
Revenue
Wireless (network revenue)	$3,613	$4,125	to	$4,175
Cable and Telecom (1)	2,925	3,110	to	3,185
Media (2)	1,097	1,165	to	1,205
Operating profit (3)
Wireless (4)	$1,391	$1,730	to	$1,780
Cable and Telecom (1)	834	825	to	860
Media (2)	128	115	to	120
PP&E expenditures (5)
Wireless (4)	$492	$600	to	$650
Cable and Telecom (1)	742	640	to	695
Net subscriber additions (000's)
Wireless voice and data	619	525	to	575
Basic cable	9	-	to	10
Internet	209	125	to	175
Digital	238	175	to	225
Residential telephony	144	200	to	250
Rogers Telecom integration (6)	$14	$50	to	$65

Rogers Communications Inc.	- 32 -	4Q05 Earnings Press Release

(1)	Supplemental Cable and Telecom segment detail:
Home	Phone Service and Rogers Business Solutions operating profit and PP&E expenditures exclude non-recurring costs associated with the integration of Call-Net.

	2005
	Reclassified and
	Pro Forma	2006 Range
Revenue (excluding intercompany eliminations)
Core Cable and Internet	$1,740	$1,850	to	$1,870
Home Phone Service	300	325	to	345
Rogers Business Solutions	561	600	to	625
Video stores	327	335	to	345
Operating Profit
Core Cable and Internet	$725	$755	to	$770
Home Phone Service	39	10	to	15
Rogers Business Solutions	52	45	to	55
Video stores	18	15	to	20
PP&E Expenditures
Core Cable and Internet	$515	$450	to	$470
Home Phone Service	127	90	to	110
Rogers Business Solutions	86	90	to	100
Video stores	15	10	to	15

(2)	Supplemental Media detail:

(In millions of dollars)	2005	2006 Range
Revenue
Core Media	$937	$1,000	to	$1,030
Sports Entertainment	160	165	to	175
Operating Profit
Core Media	$139	$145	to	$155
Sports Entertainment	(11)	(30)	to	(35)

(3)	Before RCI corporate expenses and management fees paid to Rogers Communications Inc., and excluding non-recurring costs associated with the integration of Fido and Call-Net.
(4)	Supplemental Wireless detail:

Excludes one time expenditures related to the integration of Fido in 2005 as well as up to $80 million of PP&E expenditures and up to $20 million in operating losses related to the Inukshuk fixed wireless initiative in 2006.

(In millions of dollars)	2005	2006 Range
PP&E Expenditures
Wireless (excl. HSDPA)	$492	$450	to	$475
HSDPA	-	150	to	175

(5)
Does not include Corporate or Media PP&E expenditures or the PP&E expenditures component of the Call-Net integration. Corporate PP&E expenditures will include costs associated with the January 4, 2006 purchase of the Greater Toronto Area business campus by Rogers Communications Inc.

(6)	Estimated 2006 breakdown: approximately 70% to be recorded as PP&E expenditures and approximately 30% to be recorded as operating expense.

Rogers Communications Inc.	- 33 -	4Q05 Earnings Press Release

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

Certain key performance indicators and non-GAAP measures are used in various financial tables and discussions throughout this release. These measures including “Operating Profit”, “Operating Profit Margin” and “Additions to Property, Plant and Equipment” are defined and discussed in our 2004 Annual MD&A.

Calculations of Wireless Non-GAAP Measures (Actual)

	Three months ended December 31,		Twelve months ended December 31,
(In millions, except per subscriber figures) (subscribers in thousands)	2005	2004	2005	2004
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$917.4	$682.6	$3,383.5	$2,361.1
Divided by: Average postpaid wireless voice and data subscribers	4,700.5	3,759.9	4,435.8	3,306.9
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$65.05	$60.52	$63.56	$59.50
Prepaid ARPU (monthly)
Prepaid revenue	$53.2	$41.5	$209.6	$116.7
Divided by: Average prepaid subscribers	1,333.9	1,062.2	1,323.2	818.5
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$13.30	$13.01	$13.20	$11.88
Blended ARPU (monthly)
Postpaid (voice and data) revenue plus prepaid revenue	$970.6	$724.1	$3,593.1	$2,477.8
Divided by: Average postpaid and prepaid wireless voice and data subscribers	6,034.4	4,822.1	5,759.0	4,125.4
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$53.61	$50.05	$51.99	$50.05
One-way messaging ARPU (monthly)
One-way messaging revenue	$4.4	$5.8	$19.6	$24.5
Divided by: Average one-way messaging subscribers	169.7	203.2	179.9	220.5
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$8.67	$9.56	$9.09	$9.25
Cost of acquisition per gross addition
Total sales and marketing expenses	$193.5	$159.3	$603.8	$444.4
Equipment margin loss (acquisition related)	56.0	50.9	191.0	117.5
	$249.5	$210.2	$794.8	$561.9
Total gross wireless additions (postpaid, prepaid, and one-way messaging)	587.5	529.7	2,053.0	1,509.5
	$425	$397	$387	$372

Operating expense per average subscriber (monthly)
Operating, general, administrative and integration expenses	$369.2	$269.4	$1,292.5	$879.1
Equipment margin loss (retention related)	63.8	36.2	188.3	110.9
	$433.0	$305.6	$1,480.8	$990.0
Divided by: Average total wireless subscribers	6,204.1	5,025.3	5,938.9	4,345.9
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$23.26	$20.28	$20.78	$18.99
Equipment margin loss
Equipment sales	$123.4	$83.7	$393.9	$281.2
Cost of equipment sales	(243.2)	(170.8)	(773.2)	(509.6)
	$(119.8)	$(87.1)	$(379.3)	$(228.4)

Acquisition related	$(56.0)	$(50.9)	$(191.0)	$(117.5)
Retention related	(63.8)	(36.2)	(188.3)	(110.9)
	$(119.8)	$(87.1)	$(379.3)	$(228.4)

Rogers Communications Inc.	- 34 -	4Q05 Earnings Press Release

Calculations of Cable Non-GAAP Measures (Actual)

	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars, subscribers in thousands, except ARPU figures and operating profit margin)	2005	2004	2005	2004
Core Cable ARPU
Basic cable and digital revenue	$339.9	$319.9	$1,303.9	$1,253.1
Less: RHP revenue	(3.8)	-	(4.9)	-
Core Cable revenue	$336.1	$319.9	$1,299.0	$1,253.1
Divided by: Average basic cable subscribers	2,261.6	2,251.5	2,250.9	2,256.0
Divided by: 3 months for quarter and 12 months for year-to-date	3	3	12	12
	$49.54	$47.35	$48.09	$46.29
Internet ARPU
Internet revenue	$118.6	$100.7	$440.7	$378.9
Divided by: Average Internet subscribers	1,115.4	908.7	1,033.8	847.7
Divided by: 3 months for quarter and 12 months for year-to-date	3	3	12	12
	$35.45	$36.95	$35.51	$37.25
Cable:
Operating Profit	$190.2	$180.7	$700.6	$680.6
Divided by Revenue	458.4	420.6	1,744.6	1,632.0
Cable Operating Profit Margin	41.5%	43.0%	40.2%	41.7%
Video:
Operating Profit	$4.1	$10.3	$18.0	$28.1
Divided by Revenue	91.5	88.7	326.9	317.0
Video Operating Profit Margin	4.5%	11.7%	5.5%	8.9%
Customer relationships (unique)
Basic cable subscribers			2,263.8	2,254.6
Internet subscribers			1,145.1	936.6
Less: Subscribers to both basic cable and Internet			(995.9)	(835.3)
			2,413.0	2,355.9

Rogers Communications Inc.	- 35 -	4Q05 Earnings Press Release

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended December 31,		Twelve Months Ended December 31,
(In thousands of dollars, except per share amounts)	2005	2004	2005	2004
Operating revenue	$2,120,162	$1,566,317	$7,482,154	$5,608,249
Cost of sales	439,407	250,349	1,296,148	797,857
Sales and marketing costs	345,263	273,220	1,122,348	883,622
Operating, general and administrative expenses	789,030	587,813	2,853,613	2,188,214
Integration expenses	32,945	4,415	66,476	4,415
Depreciation and amortization	400,650	340,076	1,478,011	1,092,551
Operating income	112,867	110,444	665,558	641,590
Interest on long-term debt	(166,196)	(176,298)	(710,079)	(575,998)
	(53,329)	(65,854)	(44,521)	65,592
Foreign exchange gain (loss)	(3,595)	21,011	35,477	(67,555)
Change in the fair value of derivative instruments	1,789	(1,299)	(25,168)	26,774
Loss on repayment of long-term debt	(10,172)	(7,883)	(11,242)	(28,210)
Gain on dilution on issue of shares by a subsidiary	-	7,384	-	15,502
Other income (expense)	(9,116)	18,563	2,951	3,783
Income (loss) before income taxes and non-controlling interest	(74,423)	(28,078)	(42,503)	15,886
Income tax expense (reduction):
Current	865	(4,932)	10,730	3,447
Future	(8,575)	-	(8,575)	-
	(7,710)	(4,932)	2,155	3,447
Income (loss) before non-controlling interest	(66,713)	(23,146)	(44,658)	12,439
Non-controlling interest	-	(5,928)	-	(79,581)
Loss for the year	$(66,713)	$(29,074)	$(44,658)	$(67,142)

Loss per share
Basic and diluted	$(0.22)	$(0.12)	$(0.15)	$(0.28)

Rogers Communications Inc.	- 36 -	4Q05 Earnings Press Release

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended December 31,		Twelve Months Ended December 31,
(In thousands of dollars)	2005	2004	2005	2004
Cash provided by (used in):
Operating activities:
Loss for the year	$(66,713)	$(29,074)	$(44,658)	$(67,142)
Adjustments to reconcile loss to cash flows from operating activities:
Depreciation and amortization	400,650	340,076	1,478,011	1,092,551
Program rights and video rental inventory depreciation	24,875	22,597	90,184	88,328
Unrealized foreign exchange loss (gain)	5,737	(20,775)	(34,964)	66,943
Change in fair value of derivative instruments	(1,789)	1,299	25,168	(26,774)
Loss on repayment of long-term debt	10,172	7,883	11,242	28,210
Accreted interest on convertible preferred securities	1,481	5,316	17,783	20,924
Future income taxes	(8,575)	-	(8,575)	-
Stock-based compensation expense	19,393	3,736	38,949	15,389
Amortization on fair value increment of long-term debt and derivatives	(3,487)	-	(14,907)	-
Non-controlling interest	-	5,928	-	79,581
Other	(1,976)	(20,454)	(6,818)	7,009
	379,768	316,532	1,551,415	1,305,019
Change in non-cash working capital items	(92,789)	135,630	(345,674)	(62,090)
	286,979	452,162	1,205,741	1,242,929
Financing activities:
Issue of long-term debt	367,458	6,574,893	1,369,208	8,982,443
Repayment of long-term debt	(427,457)	(3,613,821)	(1,509,577)	(6,092,721)
Proceeds on termination of cross-currency interest rate exchange agreements	-	-	402,191	58,416
Payment on maturity of cross-currency interest rate exchange agreements	-	(64,602)	(470,825)	(64,602)
Financing costs incurred	-	(47,400)	(4,940)	(66,071)
Issue of capital stock	17,082	38,317	100,348	302,231
Dividends on Class A Voting and Class B Non-Voting shares	-	-	(26,209)	(23,422)
	(42,917)	2,887,387	(139,804)	3,096,274
Investing activities:
Additions to property, plant and equipment ("PP&E")	(429,983)	(386,858)	(1,353,796)	(1,054,938)
Change in non-cash working capital items related to PP&E	(6,895)	43,899	(37,883)	59,994
Acquisition of Wireless	-	(1,772,840)	-	(1,772,840)
Acquisition of Fido, net of cash acquired	(12,906)	(1,148,637)	(51,684)	(1,148,637)
Other acquisitions	(2,019)	(45,440)	(38,092)	(66,700)
Investment in Toronto Blue Jays	-	-	-	(99,235)
Cash acquired on acquisition of Rogers Telecom	-	-	65,467	-
Other	1,513	(2,648)	2,177	(2,566)
	(450,290)	(3,312,524)	(1,413,811)	(4,084,922)
Increase (decrease) in cash	(206,228)	27,025	(347,874)	254,281
Cash and cash equivalents (deficiency), beginning of year	102,347	216,968	243,993	(10,288)
Cash and cash equivalents (deficiency), end of year	$(103,881)	$243,993	$(103,881)	$243,993

Cash and cash equivalents are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances

Supplemental cash flow information:

	Three Months Ended December 31,		Twelve Months Ended December 31,
(In thousands of dollars)	2005	2004	2005	2004
Change in Non-Cash Working Capital:
Decrease (increase) in accounts receivable	$(49,684)	$50,679	$(182,756)	$15,496
Increase (decrease) in accounts payable and accrued liabilities	71,090	93,456	(61,532)	13,525
Increase (decrease) in unearned revenue	10,907	(20,279)	15,463	(1,811)
Decrease (increase) in deferred charges and other assets	(125,102)	11,774	(116,849)	(89,300)
	$(92,789)	$135,630	$(345,674)	$(62,090)

Interest paid	$199,722	$100,888	$705,816	$329,054
Income taxes paid	1,733	2,818	13,662	9,490

Rogers Communications Inc.	- 37 -	4Q05 Earnings Press Release

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	December 31,	December 31,
(In thousands of dollars)	2005	2004
Assets
Current assets
Cash and cash equivalents	$-	$243,993
Accounts receivable	890,701	673,936
Other current assets	297,846	260,517
Future tax asset	113,150	-
	1,301,697	1,178,446
Property, plant and equipment	6,151,526	5,486,837
Goodwill	3,035,787	3,388,687
Other intangible assets	2,627,466	2,855,689
Investments	138,212	139,170
Deferred charges	129,119	134,466
Future tax asset	347,252	-
Other long term assets	103,230	89,443
	$13,834,289	$13,272,738

Liabilities and Shareholders' Equity

Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$103,881	$-
Accounts payable and accrued liabilities	1,411,045	1,428,296
Current portion of long-term debt	286,139	618,236
Current portion of derivative instruments	14,180	58,856
Unearned revenue	176,266	152,723
	1,991,511	2,258,111
Long-term debt	7,453,412	7,922,861
Derivative instruments	787,369	641,545
Other long-term liabilities	74,382	64,887
	10,306,674	10,887,404
Shareholders' equity	3,527,615	2,385,334
	$13,834,289	$13,272,738

Rogers Communications Inc.
Unaudited Consolidated Statements of Deficit

	Twelve Months Ended December 31,
(In thousands of dollars)	2005	2004
Deficit, beginning of year	$(519,441)	$(339,436)
Adjustment for stock-based compensation	-	(7,025)
Adjustment for convertible preferred securities	-	(81,786)
As restated	(519,441)	(428,247)

Loss for the year	(44,658)	(67,142)
Dividends on Class A Voting and Class B Non-Voting shares	(37,449)	(24,052)
Deficit, end of year	$(601,548)	$(519,441)

Rogers Communications Inc.	- 38 -	4Q05 Earnings Press Release

SUPPLEMENTAL INFORMATION

Investments, at Book Value

			December 31,	December 31,
(In thousands of dollars)			2005	2004
		Quoted
		Market	Book	Book
Description		Value	Value	Value
Investments accounted for by the equity method			$9,047	$9,348
Investments accounted for by the cost method, net of writedowns
Publicly traded companies:
Cogeco Cable Inc.	6,595,675 Subordinate Voting	$161,594	68,884	68,884
	Common shares

Cogeco Inc.	3,399,800 Subordinate Voting	81,595	44,438	44,438
	Common shares
Other publicly traded companies		11,998	9,624	3,551
		$255,187	122,946	116,873
Private companies			6,219	12,949
			$138,212	$139,170

Rogers Communications Inc.	- 39 -	4Q05 Earnings Press Release

Long-Term Debt

			Interest	December 31,	December 31,
(In thousands of dollars)			Rate	2005	2004
(A)	Corporate:
	(i)	Convertible Debentures, due 2005	5.75%	$-	$261,810
	(ii)	Senior Notes, due 2006	10.50%	75,000	75,000
	(iii)	Convertible Preferred Securities, due 2009	5.50%	-	490,710
				75,000	827,520
(B)	Wireless:
	(i)	Bank credit facilities	Floating	71,000	-
	(ii)	Senior Secured Notes, due 2006	10.50%	160,000	160,000
	(iii)	Floating Rate Senior Secured Notes, due 2010	Floating	641,245	661,980
	(iv)	Senior Secured Notes, due 2011	9.625%	571,291	589,764
	(v)	Senior Secured Notes, due 2011	7.625%	460,000	460,000
	(vi)	Senior Secured Notes, due 2012	7.25%	547,973	565,692
	(vii)	Senior Secured Notes, due 2014	6.375%	874,425	902,700
	(viii)	Senior Secured Notes, due 2015	7.50%	641,245	661,980
	(ix)	Senior Secured Debentures, due 2016	9.75%	180,598	186,438
	(x)	Senior Subordinated Notes, due 2012	8.00%	466,360	481,440
	(xi)	Fair value increment arising from purchase accounting		44,326	55,232
				4,658,463	4,725,226
(C)	Cable:
	(ii)	Bank credit facility	Floating	267,000	-
	(ii)	Senior Secured Second Priority Notes, due 2005	10.00%	-	350,889
	(iii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
	(iv)	Senior Secured Second Priority Notes, due 2011	7.250%	175,000	175,000
	(v)	Senior Secured Second Priority Notes, due 2012	7.875%	408,065	421,260
	(vi)	Senior Secured Second Priority Notes, due 2013	6.25%	408,065	421,260
	(vii)	Senior Secured Second Priority Notes, due 2014	5.50%	408,065	421,260
	(viii)	Senior Secured Second Priority Notes, due 2015	6.75%	326,452	337,008
	(ix)	Senior Secured Second Priority Notes, due 2032	8.75%	233,180	240,720
	(x)	Senior Subordinated Guaranteed Debentures, due 2015	11.00%	-	136,819
				2,675,827	2,954,216

(D)	Media:
		Bank credit facility	Floating	274,000	-

(E)	Telecom:
	(i)	Senior Secured Notes, due 2008	10.625%	25,703	-
	(ii)	Fair value increment arising from purchase accounting		1,619	-
				27,322	-

Mortgages and other			Various	28,939	34,135
				7,739,551	8,541,097

Less current portion				(286,139)	(618,236)
				$7,453,412	$7,922,861

Rogers Communications Inc.	- 40 -	4Q05 Earnings Press Release

Shareholders’ Equity

	December 31,	December 31,
(In thousands of dollars)	2005	2004
Capital stock issued, at stated value:
Common shares:
56,233,894 Class A Voting shares (2004 - 56,235,394)	$72,311	$72,313
257,702,341 Class B Non-Voting shares (2004 - 218,979,074)	418,695	355,793
Total capital stock	491,006	428,106
Convertible Preferred Securities	-	188,000
Contributed surplus	3,638,157	2,288,669
Deficit	(601,548)	(519,441)
Shareholders' Equity	$3,527,615	$2,385,334

Calculation of Loss Per Share

	Three Months Ended December 31,		Twelve Months Ended December 31,
(In thousands, except per share amounts)	2005	2004	2005	2004
Numerator:
Loss - basic and diluted	$(66,713)	$(29,074)	$(44,658)	$(67,142)
Denominator:
Weighted average number of Class A and Class B shares outstanding:
Basic and diluted	309,739	244,951	288,668	240,435
Loss per share
Basic and diluted	($0.22)	($0.12)	($0.15)	($0.28)

Rogers Communications Inc.	- 41 -	4Q05 Earnings Press Release

Segmented Information

For the Three Months Ended December 31, 2005					Corporate items	Consolidated
(in thousands of dollars)	Wireless	Cable	Media	Telecom	and eliminations	Total
Operating revenue	$1,098,511	$549,325	$299,974	$211,286	$(38,934)	$2,120,162
Cost of sales	243,230	48,594	41,658	105,925	-	439,407
Sales and marketing costs	193,555	64,304	59,291	28,113	-	345,263
Operating, general and administrative expenses	344,046	242,100	159,989	52,018	(9,123)	789,030
Management fees	3,006	10,991	4,488	-	(18,485)	-
Integration expenses	25,255	-	-	2,345	5,345	32,945
Depreciation and amortization	165,164	124,699	13,272	35,374	62,141	400,650
Operating income (loss)	124,255	58,637	21,276	(12,489)	(78,812)	112,867
Interest:
Long-term debt and other	(102,526)	(58,525)	(1,137)	(757)	(3,251)	(166,196)
Intercompany	10,486	(6,289)	(404)	(4,925)	1,132	-
Loss on repayment of long-term debt	-	(9,799)	-	(373)	-	(10,172)
Change in fair value of derivative instruments	1,344	445	-	-	-	1,789
Foreign exchange gain (loss)	(2,724)	(3,425)	659	1,627	268	(3,595)
Other income (expense)	(4,568)	564	657	(191)	(5,578)	(9,116)
Income (loss) before income taxes	$26,267	$(18,392)	$21,051	$(17,108)	$(86,241)	$(74,423)
Additions to property, plant and equipment	$205,114	$204,944	$11,665	$5,293	$2,967	$429,983

For the Three Months Ended December 31, 2004				Corporate items	Consolidated
(in thousands of dollars)	Wireless	Cable	Media	and eliminations	Total
Operating revenue	$813,628	$508,363	$266,021	$(21,695)	$1,566,317
Cost of sales	170,698	40,010	39,641	-	250,349
Sales and marketing costs	159,247	62,834	51,139	-	273,220
Operating, general and administrative expenses	265,169	214,483	120,087	(11,926)	587,813
Integration expenses	4,415	-	-	-	4,415
Management fees	2,919	10,167	3,922	(17,008)	-
Depreciation and amortization	140,346	137,672	22,408	39,650	340,076
Operating income (loss)	70,834	43,197	28,824	(32,411)	110,444
Interest:
Long-term debt and other	(66,944)	(65,502)	(6,678)	(37,174)	(176,298)
Intercompany	(7,196)	(552)	(9,971)	17,719	-
Intercompany dividends	-	-	10,727	(10,727)	-
Loss on repayment of long-term debt	-	-	-	(7,883)	(7,883)
Change in fair value of derivative instruments	1,246	(2,549)	-	4	(1,299)
Foreign exchange gain (loss)	(345)	8,629	(271)	12,998	21,011
Other income (expense)	2,848	(71)	2,891	20,279	25,947
Income (loss) before income taxes and non-controlling interest	$443	$(16,848)	$25,522	$(37,195)	$(28,078)
Additions to property, plant and equipment	$133,367	$243,297	$4,203	$5,992	$386,859

Rogers Communications Inc.	- 42 -	4Q05 Earnings Press Release

For the Twelve Months Ended December 31, 2005					Corporate items	Consolidated
(In thousands of dollars)	Wireless	Cable	Media	Telecom	and eliminations	Total
Operating revenue	$4,006,658	$2,067,733	$1,097,176	$423,890	$(113,303)	$7,482,154
Cost of sales	773,215	157,466	157,710	207,757	-	1,296,148
Sales and marketing costs	603,823	262,764	199,442	56,319	-	1,122,348
Operating, general and administrative expenses	1,238,964	928,900	612,178	109,272	(35,701)	2,853,613
Management fees	12,025	41,355	15,322	-	(68,702)	-
Integration expenses	53,607	-	-	4,602	8,267	66,476
Depreciation and amortization	615,710	483,946	52,019	70,653	255,683	1,478,011
Operating income (loss)	709,314	193,302	60,505	(24,713)	(272,850)	665,558
Interest:
Long-term debt and other	(405,344)	(244,859)	(8,813)	(6,702)	(44,361)	(710,079)
Intercompany	37,050	(18,796)	(4,337)	(5,760)	(8,157)	-
Loss on repayment of long-term debt	-	(9,799)	-	(17,460)	16,017	(11,242)
Change in fair value of derivative instruments	(27,324)	2,151	-	-	5	(25,168)
Foreign exchange gain (loss)	25,697	2,373	1,326	10,418	(4,337)	35,477
Other income (expense)	(5,669)	4,043	2,120	(1,691)	4,148	2,951
Income (loss) before income taxes	$333,724	$(71,585)	$50,801	$(45,908)	$(309,535)	$(42,503)
Additions to property, plant and equipment	$584,922	$676,243	$39,635	$37,352	$15,644	$1,353,796

For the Twelve Months Ended December 31, 2004				Corporate items	Consolidated
(In thousands of dollars)	Wireless	Cable	Media	and eliminations	Total
Operating revenue	$2,783,525	$1,945,655	$956,962	$(77,893)	$5,608,249
Cost of sales	509,540	145,936	142,381	-	797,857
Sales and marketing costs	444,379	248,754	190,489	-	883,622
Operating, general and administrative expenses	874,800	842,306	508,720	(37,612)	2,188,214
Integration expenses	4,415	-	-	-	4,415
Management fees	11,675	38,913	13,661	(64,249)	-
Depreciation and amortization	497,674	486,038	67,342	41,497	1,092,551
Operating income (loss)	441,042	183,708	34,369	(17,529)	641,590
Interest:
Long-term debt	(219,366)	(247,365)	(14,043)	(95,224)	(575,998)
Intercompany	(7,196)	(552)	(42,225)	49,973	-
Intercompany dividends	-	-	42,915	(42,915)	-
Loss on repayment of long-term debt	(2,313)	(18,013)	-	(7,884)	(28,210)
Change in fair value of derivative instruments	(7,796)	34,570	-	-	26,774
Foreign exchange gain (loss)	(46,714)	(41,089)	(154)	20,402	(67,555)
Other income (expense)	7,939	(872)	(19,522)	31,740	19,285
Income (loss) before income taxes and non-controlling interest	$165,596	$(89,613)	$1,340	$(61,437)	$15,886
Additions to property, plant and equipment	$439,157	$587,906	$20,322	$7,553	$1,054,938

Rogers Communications Inc.	- 43 -	4Q05 Earnings Press Release

Audited 2005 Financial Statements:

In early March 2006, the Company intends to file with securities regulators in Canada and the U.S. its Audited Annual Consolidated Financial Statements and Notes thereto for the year ended December 31, 2005 and Management’s Discussion and Analysis in respect of such annual financial statements. Notification of such filings will be made by a press release and such statements will be made available on the rogers.com, sedar.com, and sec.gov websites or upon request. Rogers Communications’ wholly-owned subsidiaries Wireless and Cable also each intend to file their respective Audited Consolidated Financial Statements and Notes thereto for the year ended December 31, 2005 and Management’s Discussion and Analysis in respect of such annual financial statements in March 2006.

Quarterly Investment Community Conference Call:

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 11:00 a.m. ET today, February 9, 2006. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

Caution Regarding Forward-Looking Statements:

This press release includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. These forward-looking statements also include, but are not limited to, financial guidance relating to revenue, operating profit and PP&E expenditures, expected growth in subscribers, the deployment of new services, integration costs, and other statements that are not historical facts. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of material factors, including economic conditions, technological change, the integration of acquisitions, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. Forward-looking statements and assumptions for time periods subsequent to 2006 by their nature involve longer term assumptions and estimates than those for 2006 and are consequently subject to greater uncertainty and therefore the reader is especially cautioned not to place undue reliance on such longer-term forward-looking statements. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the sections entitled “Updates to Risks and Uncertainties” and “Risks and Uncertainties” in our 2005 Interim Quarterly MD&A’s and our 2004 Annual MD&A and also the section below entitled ‘Material Assumptions and Risks That Could Affect Our Business’.

Rogers Communications Inc.	- 44 -	4Q05 Earnings Press Release

Material Assumptions and Risks That Could Affect Our Business:

Material Assumptions

Certain key macro assumptions were made in the preparation of our annual 2006 guidance, the most significant of which include:

•	Canadian GDP growth of approximately 3% for 2006, with the Canadian Consumer Price Index rising modestly from current the level of approximately 2%;
•	A relatively stable foreign exchange rate of C$1.18=US1.00 based upon a general consensus of economists’ currency forecasts;
•	Growth in the overall Canadian telecommunications market in 2006 modestly higher than GDP growth;
•
A revenue growth rate for the Canadian wireless industry of approximately 13% to 15% which is slightly below the 2005 growth rate, with a wireless industry penetration gain similar to modestly below the gain in 2005;

•	Revenue growth rates for the overall Canadian video and Internet markets equal to or slightly lower than the 2005 growth rates of approximately 6% and 12%, respectively;
•	A modest decrease in the overall Canadian residential and business voice telecommunications markets consistent with 2005 due to competitive pricing pressures, wireless substitution, and other factors;
•	No material changes in the overall Canadian advertising market; and
•	No significant degree of consolidation, fragmentation or other such changes in the Canadian communications or media industries.

Various company specific assumptions were also made in the preparation of our annual 2006 guidance, the most significant of which include:

•	Wireless voice and data subscriber growth of approximately 9% with the majority of new subscribers being added onto postpaid rate plans;
•	Wireless ARPU levels grow modestly driven primarily by increased data usage, while wireless churn levels do not increase from 2005 levels;
•	Basic cable subscriber levels remain essentially unchanged or show modest growth while the digital cable subscriber base grows 20% to 25%;
•	High speed Internet subscriber levels grow approximately 10% to 15% with ARPU levels relatively stable compared to 2005;
•
Residential telephony subscriber base growth of approximately 45% to 55% enabled by the expanded availability and increased sales and marketing of the Rogers Home Phone service and relatively stable residential telephony pricing in our cable serving areas;

•	Cable and Internet prices are expected to rise at rates modestly above GDP;
•	Integration costs during 2006 related to the 2005 Call-Net acquisition in the range of $50 million to $60 million;
•
Wireless PP&E expenditure and operating expense plans contemplate the initial rollout of UMTS/HSDPA 3G wireless services during 2006 and the successful implementation of wireless local number portability in early 2007;

Rogers Communications Inc.	- 45 -	4Q05 Earnings Press Release

•	Cable and Telecom PP&E expenditure plans contemplate continued subscriber growth as discussed above; and

The above assumptions, although considered reasonable by Rogers at the time of preparation of such guidance and other forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this press release.

Risks That Could Affect Our Business

Other material factors that could cause results to differ materially from current expectations are as follows: the highly competitive nature of our industry and in particular its impact on pricing and customer retention, primarily from two other wireless service providers in respect of Wireless and Telecom, direct-to-home, satellite providers and other distributors of multi-channel television signals to homes for a fee in respect of Cable and new programming or content services and alternative media technologies (such as satellite radio) in respect of Media; our ability to implement our strategies and plans in order to produce the expected financial benefits, including meeting targets for revenue growth, operating profit, free cash flow, costs and subscriber additions; our ability to attract subscribers to new products and services (for example, advanced wireless voice and data transmission services through GSM/GPRS/EDGE network and voice-over-cable telephony) and keep pace with changing consumer preferences and thus meet anticipated revenue growth through such new products and services; our ability to keep pace with technological changes; the pace and extent of consumer demand for our services, particularly wireless services; our ability to successfully integrate acquired businesses (for example, Call-Net) and realize anticipated synergies; whether the third generation network (in which Wireless has invested significantly) will be completed in the anticipated time frame and at anticipated costs and whether it will be compatible with the third generation technology that gains most widespread acceptance; our ability to enhance our information technology systems to accommodate customer growth and support new products and to guard against security breaches and disasters; Wireless’ dependency on a small number of essential network infrastructure and handset vendors over which it has no operational or financial control and Cable’s dependency on certain key suppliers for customer premise equipment, certain services and capital builds; our ability to obtain sufficient financing to execute our business strategy, particularly in respect of our substantial capital expenditures requirements; the implementation of WNP; changes in laws or regulations or actions by government agencies having jurisdiction over us, in particular Industry Canada and the CRTC, particularly in respect of tax, foreign ownership restrictions, licencing, contribution rates, spectrum allocations, usage of wireless handsets while driving, the regulatory regime for multiple dwelling units, the regulatory regime for local telephone competition, channel placement and radio tariffs; health concerns about radio frequency emissions; our licenses being revoked or not being renewed; the success of Cable’s voice-over-cable telephony services, in which Cable has invested substantial resources; programming (particularly digital specialty channels) availability and programming costs; Cable’s ability to protect its cable signals from unauthorized access; general economic and market conditions and consumer confidence and spending, and in particular in respect of Media, demand for advertising and paper prices, printing costs and postage; Media’s radio and television ratings and magazine readership levels; our ability to acquire complementary businesses and technologies, develop strategic alliances and divest portions of our business that are not part of our overall

Rogers Communications Inc.	- 46 -	4Q05 Earnings Press Release

business strategy; the extent of our leverage; U.S. foreign exchange and interest rate fluctuations; and the impact of pending and future litigation;

About the Company:

Rogers Communications (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Cable is Canada's largest cable television provider offering cable television, high-speed Internet access, voice-over-cable telephony services and video retailing; and Media is Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment. Telecom is a national provider of voice communications services, data networking, and broadband Internet connectivity, to small, medium and large businesses across the country. For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts:

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

Media Contacts:

Rogers Wireless, Cable and Telecom - Taanta Gupta, 416.935.4727, taanta.gupta @rci.rogers.com
Rogers Corporate and Rogers Media - Jan Innes, 416.935.3525, jan.innes@rci.rogers.com

Rogers Communications Inc.	- 47 -	4Q05 Earnings Press Release

APPENDIX 1

The following table provides quarterly pro forma historical results for the Cable and Telecom segment which, as previously discussed in the “Subsequent Events” section, will be a new reporting segment of the Company effective January 2006. This table gives pro forma effect to the acquisition of Telecom and to the creation of the Cable and Telecom reporting segment as if both occurred January 1, 2004:

Rogers Cable and Telecom Segment
Proforma Reclassified Selected Financial Information - Quarterly Summary
Years Ended December 31, 2005 and 2004

	2005					2004
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
(In thousands of dollars)	Pro Forma	Pro Forma	Reclassified	Reclassified	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma
Operating revenue
Core Cable and Internet	$423,906	$427,354	$435,991	$452,528	$1,739,779	$403,511	$400,902	$414,504	$421,853	$1,640,770
Home Phone Service (1)	73,470	77,455	74,702	74,788	300,415	68,687	69,170	71,999	72,647	282,503
Rogers Business Solutions	141,001	138,921	139,036	142,468	561,426	130,231	129,384	130,570	137,088	527,273
Video stores	83,641	74,735	77,077	91,473	326,926	73,887	76,940	77,449	88,678	316,954
Intercompany eliminations	(945)	(1,032)	(1,129)	(645)	(3,751)	(703)	(757)	(915)	(889)	(3,264)
Total operating revenues	$721,073	$717,433	$725,677	$760,612	$2,924,795	$675,613	$675,639	$693,607	$719,377	$2,764,236
Operating profit
Core Cable and Internet	$177,486	$173,187	$177,841	$196,309	$724,823	$167,818	$171,478	$170,908	$183,106	$693,309
Home Phone Service (1)	13,747	14,086	3,759	6,932	38,524	6,868	4,571	8,910	13,619	33,967
Rogers Business Solutions	16,729	11,854	11,625	12,266	52,473	16,855	12,382	9,534	14,541	53,311
Video stores	7,179	2,727	4,135	4,050	18,091	4,979	6,017	6,752	10,369	28,117
Integration, restructuring and other charges	372	-	(2,257)	(2,345)	(4,230)	-	-	5,330	(6,473)	(1,143)
Total operating profit	$215,512	$201,854	$195,103	$217,211	$829,681	$196,520	$194,447	$201,433	$215,161	$807,562
Additions to PP&E
Core Cable and Internet	$84,013	$136,280	$134,793	$159,898	$514,984	$86,576	$115,581	$99,440	$155,652	$457,249
Home Phone Service	25,525	39,078	29,720	32,311	126,634	2,857	10,074	25,955	83,023	121,910
Rogers Business Solutions	10,868	22,452	25,403	27,144	85,867	9,405	13,210	12,091	16,408	51,115
Video stores	3,592	4,215	2,905	3,884	14,596	2,699	2,599	3,445	5,522	14,265
Total additions to PP&E	$123,998	$202,025	$192,821	$223,237	$742,081	$101,537	$141,465	$140,931	$260,606	$644,539

(1)	The Home Phone Service segment includes wireless resale revenue until September 30, 2005. The wireless resale subscribers were transferred to Wireless on September 30, 2005.

# # #

Rogers Communications Inc.	- 48 -	4Q05 Earnings Press Release